04021185

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

Date Filed ____________
File No. ____________
24-10085

HYDROGEN POWER INC/WA
(Exact name of issuer as specified in its charter)

DELAWARE
(State or other jurisdiction of incorporation or organization)

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

1010 – 1942 Westlake Avenue
Seattle, WA 98101
(206) 940-2447
(Address, including zip code, and telephone number, including area code, of issuer's principal executive offices)

O'Neill & Taylor PLLC
435 Martin Street, Suite 1010, Blaine, WA 98230
(360) 332-3300
(Name, address, including zip code, and telephone number, including area code, of agent for service)

2813	**80-0098124**
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I – NOTIFICATION

ITEM 1. SIGNIFICANT PARTIES

A. Directors

The full names and business and residential addresses of our directors are as follows:

Name of Director	Business Address	Residential Address
Ricky Gujral	Suite 1010 – 1942 Westlake Avenue Seattle, WA 98101	Suite 1010 – 1942 Westlake Avenue Seattle, WA 98101
James H. Diffendorfer	2442 Monterey Avenue Renton, WA 98056	2442 Monterey Avenue Renton, WA 98056
John J. Martin	2137 8th Avenue West Seattle, WA 98119	2137 8th Avenue West Seattle, WA 98119
James G. Matkin Chairman of the Board of Directors	Suite 513 – 1489 Marine Drive, West Vancouver, B.C. V7T 1B8	1416 West 39th Avenue Vancouver, British Columbia Canada V6M 1T3

B. Officers

The full names and business and residential addresses of our officers are as follows:

Name of Officer	Business Address	Residential Address
Ricky Gujral President and Chief Executive Officer	Suite 1010 – 1942 Westlake Avenue Seattle, WA 98101	Suite 1010 – 1942 Westlake Avenue Seattle, WA 98101
James H. Diffendorfer	2442 Monterey Avenue Renton, WA 98056	2442 Monterey Avenue Renton, WA 98056
John J. Martin Chief Financial Officer	2137 8th Avenue West Seattle, WA 98119	2137 8th Avenue West Seattle, WA 98119
James G. Matkin Treasurer and Secretary	Suite 513 – 1489 Marine Drive, West Vancouver, B.C. V7T 1B8	1416 West 39th Avenue Vancouver, British Columbia Canada V6M 1T3

C. General Partners

We do not have any general partners.

D. Record Owners of 5% or More of Our Common Stock

The full names and business and residential addresses of the record owners of 5% or more of our Common Stock are as follows:

Name of Record Owners	Business Address	Residential Address
Global Hydrofuel Technologies Inc.	Suite 513 – 1489 Marine Drive, West Vancouver, B.C. V7T 1B8	Suite 513 – 1489 Marine Drive, West Vancouver, B.C. V7T 1B8

E. Beneficial Owners of 5% or more of Our Common Stock

The full names and business and residential addresses of the beneficial owners of 5% or more of our Common Stock are as follows:

Name of Beneficial Owners	Business Address	Residential Address
Global Hydrofuel Technologies Inc.	Suite 1105 – 13700 Mayfield Place Richmond, British Columbia V6V 2E4	Suite 1105 – 13700 Mayfield Place Richmond, British Columbia V6V 2E4
Ricky Gujral	Suite 1010 – 1942 Westlake Avenue Seattle, WA 98101	Suite 1010 – 1942 Westlake Avenue Seattle, WA 98101
Dil Gujral	Suite 513 – 1489 Marine Drive, West Vancouver, B.C. V7T 1B8	2475 Skilift Road, West Vancouver, B.C. V7S 2T5

F. Promoters

The full names and business and residential addresses of each of our promoters is as follows:

Name of Promoter	Business Address	Residential Address
Ricky Gujral	Suite 1010 – 1942 Westlake Avenue Seattle, WA 98101	Suite 1010 – 1942 Westlake Avenue Seattle, WA 98101
Dil Gujral	Suite 513 – 1489 Marine Drive, West Vancouver, B.C. V7T 1B8	2475 Skilift Road, West Vancouver, B.C. V7S 2T5

G. Affiliates

The full names and business and residential addresses of each of our affiliates is as follows:

Name of Affiliate	Business Address	Residential Address
Ricky Gujral	Suite 1010 – 1942 Westlake Avenue Seattle, WA 98101	Suite 1010 – 1942 Westlake Avenue Seattle, WA 98101
Dil Gujral	Suite 513 – 1489 Marine Drive, West Vancouver, B.C. V7T 1B8	2475 Skilift Road, West Vancouver, B.C. V7S 2T5
Global Hydrofuel Technologies Inc.	Suite 513 – 1489 Marine Drive, West Vancouver, B.C. V7T 1B8	Suite 513 – 1489 Marine Drive, West Vancouver, B.C. V7T 1B8
James H. Diffendorfer	2442 Monterey Avenue Renton, WA 98056	2442 Monterey Avenue Renton, WA 98056

John J. Martin	2137 8th Avenue West Seattle, WA 98119	2137 8th Avenue West Seattle, WA 98119
James G. Matkin	Suite 513 – 1489 Marine Drive, West Vancouver, B.C. V7T 1B8	1416 West 39th Avenue Vancouver, British Columbia Canada V6M 1T3

H. Legal Counsel

O'Neill & Taylor PLLC of the following address is our legal counsel with respect to the Offering:

O'Neill & Taylor PLLC
433 Martin Street, Suite 1010
Blaine, Washington 98230
Telephone: (360) 332-3300
Facsimile: (360) 332-2291

I. Underwriters

We have not engaged any underwriter with respect to the Offering.

J. Underwriter's Directors

We have not engaged any underwriter with respect to the Offering.

K. Underwriter's Officers

We have not engaged any underwriter with respect to the Offering.

L. Underwriter's General Partners

We have not engaged any underwriter with respect to the Offering.

M. Counsel to the Underwriter

We have not engaged any underwriter with respect to the Offering.

ITEM 2. APPLICATION OF RULE 262

None of the persons that we have identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262 of Regulation A of the Securities Act of 1933.

ITEM 3. AFFILIATE SALES

No part of the proposed offering involves the resale of securities by any of our affiliates.

ITEM 4. JURISDICTIONS IN WHICH SECURITIES ARE TO BE OFFERED

The Shares are to be offered by us through our directors and officers outside of the United States.

ITEM 5. UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR

We completed the following sales of unregistered securities within the one year period prior to the date of the filing of this Form 1-A:

Date of Issuance	Title and Amount of Securities Issued	Aggregate Offering Price or Other Consideration	Name and Identity of Purchasers	Exemption from the Registration Requirements of the Securities Act of 1933 Relied Upon and Facts Relied Upon for such Exemption
December 17, 2003 (1)	25,000,000 Shares of Common Stock (1)	$10.00	Global Hydrofuel Technologies Inc.	Section 4(2) of the Securities Act of 1933 on the basis that Global Hydrofuel Technologies Inc. is the founder and incorporator of Hydrogen Power Inc.

(1) GHTI acquired 1,000 shares of our common stock on December 17, 2003 for total consideration of $10. These shares were reclassified as 25,000,000 shares of our common stock, par value $0.0001 effective March 17, 2004.

No sales were completed by any of our predecessors or affiliated issuers within the one year period prior to the filing of this Form 1-A.

No sales of any unregistered securities were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer.

ITEM 6. OTHER PRESENT OR PROPOSED OFFERINGS

We are not currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

ITEM 7. MARKETING ARRANGEMENTS

There is no arrangement known to us, or to any person names in response to Item 1 above, for any of the following purposes:

(1) to limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

(2) to stabilize the market for any of the securities to be offered;

(3) for withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

No underwriter intends to confirm sales to any accounts over which it exercises discretionary authority.

ITEM 8. RELATIONSHIP WITH ISSUER OF EXPERTS NAMED IN THE OFFERING STATEMENT

No expert named in the Offering Statement accompanying this Form 1-A as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification, or at any time thereafter, has had a material interest in the Issuer or any of its parents or subsidiaries, or was connected with the Issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

ITEM 9. USE OF A SOLICITATION OF INTEREST DOCUMENT

No written document or broadcast script authorized by Rule 254 of Regulation C of the Securities Act of 1933 was used prior to the filing of this notification.

PART II – OFFERING CIRCULAR

We have elected to provide the disclosure required by Model B of Part II of Form 1-A.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

OFFERING CIRCULAR

HYDROGEN POWER INC.

1010 – 1942 Westlake Avenue
Seattle, WA 98101
(206) 940-2447

THE DATE OF THIS OFFERING CIRCULAR IS MARCH 19, 2004

5,000,000 SHARES
COMMON STOCK

We are offering to sell 5,000,000 shares of our common stock at an offering price of $0.20 per share.

Our common stock is presently not traded on any market or securities exchange.

	Price to Public	Underwriting Discount and Commissions	Proceeds to the Company (1), (2) and (3)
Per Share	$0.20	$0	$0.20
Total	$1,000,000	$0	$1,000,000

1. There is no assurance that all of the Shares offered will be sold.

2. We anticipate that the expenses of the offering of the Shares to be borne by us will be approximately $25,000

3. There is no minimum number of Shares that must be sold in order for us to complete the offering.

The purchase of the securities offered through this Offering Circular involves a high degree of risk. See the section of this Offering Circular entitled "Risk Factors" on pages 5-10.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Our directors and officers will be selling the shares of our common stock that we are offering. We do not presently have any agreement with any underwriter. We are offering this common stock on a self-underwritten basis without any minimum or maximum purchase requirements. There are no arrangements to place the funds received from sales of the Shares in an escrow, trust or similar arrangement.

The Approximate Date Of Commencement of the Sale of Shares to the Public is April 15, 2004.

HYDROGEN POWER INC.

OFFERING CIRCULAR
DATED MARCH 19, 2004

TABLE OF CONTENTS

DESCRIPTION	PAGE
Summary Information	3
Risk Factors	5
Use of Proceeds	11
Dilution	13
Plan of Distribution	14
Description of Business	16
Description of Property	30
Directors, Executive Officers and Significant Employees	30
Remuneration of Directors and Officers	31
Legal Proceedings	31
Security Ownership of Certain Beneficial Owners and Management	32
Interest of Management and Others in Certain Transactions	33
Securities Being Offered	34
Part F/S	36

SUMMARY INFORMATION

The following information should be read in connection with the more detailed information appearing elsewhere in Offering Circular. This Offering Circular may contain forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in these forward-looking statements. Factors that might cause such differences include, but are not limited to, those discussed under the captions "Risk Factors" and "Description of Business" elsewhere herein.

THE COMPANY

The Company:	Hydrogen Power Inc. ("We", "Hydrogen Power" or the "Company") is a company incorporated under the laws of the State of Delaware on December 17, 2003.
Corporate Offices:	Our principal executive offices are located at 1010 – 1942 Westlake Avenue, Seattle, WA 98101. Our telephone number is (206) 940-2447.
Our Business:	We have acquired a sub-license of certain technology rights to a method for producing hydrogen-on-demand from an aluminum-assisted water split reaction. This water split reaction creates hydrogen from the reaction between aluminum and water. The hydrogen that is generated is pure hydrogen that can be used in fuel cell applications to generate electricity. The reaction produces an aluminum hydroxide byproduct which can be recycled and reused in the hydrogen generation process. Our objective is to develop and market our licensed proprietary hydrogen production process for use in commercial applications that require hydrogen, but where hydrogen storage and/or distribution is not feasible. We believe based on our preliminary research that our hydrogen production process may be a commercially viable process for fuel cell applications where on-demand hydrogen is required or is an advantage. We have identified the following potential fuel cell commercial applications that may benefit from our hydrogen-on-demand technology: 1. Fuel cells for transportation, including buses, trucks and automobiles; and 2. Portable and small-scale fuel cell based stationary power generation, including power for mobile electronics, small power equipment, residential and commercial/institutional power generation systems. Our plan of operations is to develop and market hydrogen generation reactors that use our licensed hydrogen production process for incorporation into fuel cell systems. We also plan to pursue strategic alliances and licensing arrangements with other business engaged in the hydrogen generation and fuel cell industries for both licensing and joint development of our licensed hydrogen production process and the hydrogen generation reactors that we develop. We commenced our business operations effective March 15, 2004 upon acquisition of the sub-license for our licensed technology rights. We have not earned any revenues to date. Our ability to implement our plan of operations is contingent upon our ability to obtain financing, of which there is no assurance.

THE OFFERING

Securities Offered:	The offering (the "Offering") consists of the offer by us of up to 5,000,000 shares of common stock, $0.0001 par value (each a "Share").
Offering Price:	$0.20 per Share. See "The Offering".
Term of the Offering:	The Offering will commence on the date of this Offering Circular, and will continue until the date that is the earlier of the date on which all offered securities are subscribed for, until the offering is terminated by us or until August 31, 2004, whichever first occurs. We reserve the right to extend or terminate this Offering at any time at our option without notice. See "Plan of Distribution".
No Minimum Subscription:	There is no minimum subscription to the Offering.
Exemption from Registration:	The Shares are offered pursuant to the exemption from registration provided by Regulation A of the Securities Act of 1933 (the "1933 Act"). See "Plan of Distribution".
Use of Proceeds:	The gross proceeds to us from the sale of the Shares will be $1,000,000, assuming all Shares are sold. The proceeds of the Offering will be utilized to enable us to fund the continued development of our hydrogen generation reactors and for general corporate and working capital purposes. See "Use Of Proceeds."
Outstanding Securities:	We currently have a total of 25,000,000 shares of our common stock issued and outstanding. If all offered Shares are sold, then we will have a total of 30,000,000 shares of our common stock issued and outstanding.
Dilution:	Investors in this Offering will experience substantial dilution. Dilution represents the difference between the offering price and the net tangible book value per share after the offering. Additional dilution may result from future offerings. See "Dilution".
Local Jurisdictions:	The Offering and any subscription for any of the offered securities is subject to compliance with the securities laws and other applicable laws of the jurisdiction in which any Subscriber for the Offering is resident. Each Subscriber will deliver to us all other documentation, agreements, representations and requisite government forms required by our lawyers, in addition to the Subscription Agreement, as required to comply with all securities laws and other applicable laws of the jurisdiction of the Subscriber.
Risk Factors:	The securities offered hereby involve a high degree of risk and should not be purchased by anyone who cannot afford the loss of their entire investment. Prospective investors should carefully review and consider the factors set forth in the following section of this Offering Circular entitled "Risk Factors," as well as the other information set-forth herein, before subscribing for any of the securities offered hereby. See "Risk Factors".

RISK FACTORS

An investment in the Shares offered herein is highly speculative and subject to a high degree of risk. Only those persons who can bear the risk of the entire loss of their investment should participate. An investor should carefully consider the risks described below and the other information in this Offering Circular before investing in the Shares. The risks described below are not the only ones faced. Additional risks that we are aware of or that we currently believe are immaterial may become important factors that affect our business. If any of the following risks occur, or if others occur, our business, operating results and financial condition could be seriously harmed and the investor may lose all of their investment.

RISKS RELATING TO OUR BUSINESS AND FINANCIAL CONDITION

If we do not obtain additional financing, then we will not be able to carry out our plan of operations to develop our hydrogen generation technology and our financial condition, business prospects and results of operations will be harmed.

We will require substantial operating funds in order to carry our plan of operations. We had working capital of $10 as of February 29, 2004. We have not generated any revenues since our incorporation and we do not anticipate that we will generate any revenues until such time as we have advanced the development of our hydrogen generation technology and had begun to commercialize our technology. There is no assurance that we will be able to obtain the necessary financing in order to enable us to proceed with our plan of operations. We do not have any arrangements for financing in place and there is no assurance that we will be able to achieve the necessary financing. In the event that we do not achieve the necessary financing, then we will be forced to scale back our plan of operations with the result that we may not be able to develop and commercialize our technology as planned. Our failure to achieve these goals will have an adverse impact on our ability to generate revenues with the result that our financial condition, business prospects and results of operations will be adversely affected.

As we expect to incur substantial losses as we develop our technology, there is no assurance that our business will succeed.

We expect that we will incur substantial losses as we pursue the development and commercialization of our technology. There is no assurance that our efforts to develop and commercialize our technology will result in revenues. We anticipate substantial expenditures in a number of areas, including:

(i) development of our technology;

(ii) development of engineering prototypes of hydrogen generation units that incorporate and apply our technology;

(iii) the marketing of our technology to industry; and

(iv) establishing an operating infrastructure, including management and administrative personnel.

In addition, as a result of our lack of operating history, the emerging nature of the hydrogen market and the unproven commercial application of our technology, we are unable to accurately forecast revenue. If we are unable to generate revenues from our business operations, then we will not be able to recover our anticipated operating expenses and our business may not succeed.

As we may not be successful in completing the development of our technology and products, there is no assurance that we will be able to achieve revenues.

We are a development-stage company and our activities to date have been limited to researching a hydrogen production technology and developing a prototype that incorporates this hydrogen production technology for demonstration purposes. Our successful development of our technology and its ultimate commercial application will be subject to substantial risks, including the following:

(i) our ability to establish that our licensed hydrogen generation technology may be applied in commercial applications;

(ii) our ability to develop and manufacture hydrogen generation reactors that are capable of integration with fuel cells in commercial applications;

(iii) our ability to establish strategic relationships with companies engaged in the hydrogen generation and fuel cell industries; and

(iv) our ability to license our technology to third parties who are able to commercially apply our technology and generate licensing revenues for us.

If we are not able to successfully develop operating prototypes of our hydrogen generation reactors, then our ability to demonstrate and market our technology will be adversely affected.

We are currently in the process of completing the development of initial prototypes of our hydrogen generation reactors, as described under "Description of Business". The timing of the development of prototypes incorporating our hydrogen generation technology is subject to risks and uncertainties, and actual timing may differ as a result of a number of factors. Introducing and enhancing new technology involves numerous technical challenges and substantial personnel resources, and often takes many months to complete. We cannot provide that any of our prototypes will be successful in demonstrating that our hydrogen generation technology is capable of being deployed in commercial applications. Even if our prototypes are successful, we anticipate that we will be required to develop further prototypes that further enhance and demonstrate the commercial application of our technology. We anticipate that the development of prototypes will provide valuable information regarding the practical operation of our hydrogen generation process, including design problems and limitations that will have to be resolved before our hydrogen generation process may be deployed in commercial applications. The process of development and testing of prototypes may result in delay in commercialization of our technology and increase the costs of development of our technology. These factors may have a negative effect on our business, ability to generate revenues, financial condition and results of operations.

If we are not able to develop hydrogen generation reactors that meet performance, cost, reliability and durability requirements for commercial application, then we may not be able to achieve revenues.

We cannot provide any assurance that we will be able to develop hydrogen generation reactors that will be capable of meeting the performance, cost, reliability and durability requirements for commercial deployment in fuel cell systems. If we fail to develop hydrogen generation reactors that are capable of meeting the necessary performance, cost, reliability and durability requirements for commercial applications, then we may not be able to generate any revenues either from sales of hydrogen generation reactors or from licensing of our technology. In addition, before we release any product to market, we will be required to subject any hydrogen generation reactors that we develop to numerous field tests. These field tests may encounter problems and delays for a number of reasons, many of which will be beyond our control. If these field tests reveal technical defects or reveal that our products do not meet our performance, cost, reliability and durability goals, we may not be able to achieve commercialization of our products, and potential purchasers may decline to purchase our products.

If we lose of fail attract the personnel necessary to implement our plan of operations, then our ability to achieve revenues and consequently our operating results and financial condition will be adversely affected.

Our success depends in large part on our ability to attract and retain key management, engineering, scientific manufacturing and operating personnel. As we expand our research and development activities and expand the scope of our operations, we will require more skilled personnel. Recruiting personnel who have the necessary engineering and scientific expertise in the development of prototypes for hydrogen generation is highly competitive. We cannot guarantee that we will be able to continue to attract and retain qualified executive, managerial and technical personnel needed for our business.

If we are unable fail to respond to rapid technological change, then we may not be able to establish or maintain market share for products incorporating our hydrogen generation technology.

We anticipate that the ultimate market for products incorporating our hydrogen generation technology will be characterized by rapid technological advances, changes in customer requirements and frequent new product introductions and enhancements. As a result, we anticipate that our future success will depend on our ability to develop and introduce products that will achieve market acceptance, and where necessary to integrate these products our customers' needs. If we do not adequately respond to the need to develop and introduce appropriate products and technologies, or to adapt to our customers' requirements, then our business, revenues, results of operations and financial condition will be negatively affected. For example, we may be unable to establish and maintain market share if:

- we are unable to develop technology that is accepted in the marketplace;
- our products and technologies do not integrate with our customers' systems, including fuel cell applications developed by potential customers; and
- our technology is surpassed by the superior or more cost-effective technology of a competitor.

A market for our products incorporating our hydrogen generation technology may never develop or may take longer to develop than we anticipate, which could adversely affect our revenues and profitability.

We intend to target our hydrogen generation technology for an emerging market, specifically the hydrogen based fuel cell market. Although we believe our hydrogen generation technology offers benefits over competing products and solutions, we do not know whether our targeted customers and markets will accept our hydrogen generation technology or will incorporate our technology into their products and solutions. If a significant market for hydrogen based fuel cells fails to develop or develops more slowly than we anticipate, we may be unable to recover the losses that will have to incur to develop products. In this event, we may be unable to meet our operational expenses and we may be unable to achieve profitability. The development of a suitable market for our technologies and products may be impacted by many factors which are out of our control, including:

- the cost competitiveness of products incorporating our hydrogen generation technology;
- the future costs and availability of alternative products and technologies;
- the development of the hydrogen fuel-cell industry;
- regulatory requirements; and
- the emergence of newer, more competitive technologies and products.

If regulatory changes decrease the commercialization of fuel cell products, then demand for our planned hydrogen generation reactors will decrease correspondingly, with the result that our ability to generate revenues would be adversely affected.

As we plan to develop our hydrogen generation reactors primarily for the fuel cell market, changes in existing government regulations and the emergence of new regulations with respect to fuel cell systems may hurt the market for such products and accordingly may hurt potential demand for the hydrogen generation reactors that we plan to develop. Environmental laws and regulations in the U.S. (particularly in California) and other countries have driven interest in vehicular fuel cell systems and electric drives; and the deregulation of the electric utility industry in the U.S. and elsewhere has created market opportunities for fuel cell products in the small and mid-sized stationary power generation market. Changes in these laws and policies or the failure of these laws and policies to become more widespread could result in manufacturers abandoning their interest in fuel cells, fuel cell products, power electronics and electric drives or favouring alternative technologies. In addition, as fuel cells and fuel cell products become more widely adopted, the U.S. and other governments may impose burdensome requirements and restrictions on the use of fuel cells that could reduce or eliminate demand for fuel cells and the hydrogen generation reactors that we plan to develop.

If we become involved in intellectual property litigation, we may be forced to incur significant expenses or be prevented from selling or licensing our products or technology with the results that our operating results would be adversely affected.

We may become subject to lawsuits in which it is alleged that we have infringed the intellectual property rights of others or we may commence lawsuits against others who we believe are infringing upon our rights. Our involvement in intellectual property litigation could result in significant expense to us, adversely affect the development of sales of the challenged product or intellectual property and divert the efforts of our technical and management personnel, whether or not such litigation is resolved in our favour. In the event of an adverse outcome as a defendant in any such litigation, we may, among other things, be required to:

(i) pay substantial damages;
(ii) cease the development, manufacture, use, sale or importation of products that infringe upon other patented intellectual property;
(iii) expend significant resources to develop or acquire non-infringing intellectual property;
(iv) discontinue processes incorporating infringing technology; or
(v) obtain licenses to the infringing intellectual property. We cannot guarantee that we would be successful in such development or acquisition or that such licenses would be available upon reasonable terms. Any such development, acquisition or license could require the expenditure of substantial time and other resources and could have a material adverse effect on our business and financial results.

If our potential customers adopt hydrogen generation solutions developed by competitors or if competitors to the fuel cell systems are successful in preventing widespread adoption of fuel cells, then our ability to generate revenues will be adversely impacted with the consequence that our operating results and financial condition will be adversely impacted.

The hydrogen generation reactors that we plan to develop will face competition from competing hydrogen on-demand generation solutions, including Millennium Cell's sodium borohydride approach and Powerball Technology's sodium hydride approach. We will compete against these competing solutions on the basis of many factors that impact on the commercial adoption of a hydrogen on-demand solution, including the overall price for the system and for the hydrogen generation reactant. We can provide no assurance that our potential customers will select the hydrogen generation reactors that we develop over competing solutions.

As we intend to commercialize hydrogen generation reactors for fuel cell systems, we will be impacted by competition faced by manufacturers of fuel cell systems. As fuel cell systems have the potential to replace existing power generation products, competition for fuel cell systems will come from current power technologies, improvements to current power technologies and new alternative power technologies. Each of the target markets for fuel cells is currently serviced by existing manufacturers with existing customers and suppliers. These manufacturers use proven and widely accepted technologies such as internal combustion engines and turbines as well as coal, oil and nuclear powered generators. The success of competition against the widespread adoption of fuel cell systems will adversely impact on our ability to commercialize the hydrogen generation reactors that we plan to develop.

Many of our competitors have financial resources, customer bases, businesses or other resources which give them significant competitive advantages over us.

RISKS RELATING TO THE NATURE OF THIS OFFERING

Because the offering price for the Shares has been arbitrarily determined, the purchase price for the Shares may not accurately reflect the actual value of the Shares.

The offering price of the Shares was arbitrarily determined by us and is not based on any specific recognized criteria of value or other practices, other than our broad estimate of future growth and earnings. The purchase price of the Shares will not necessarily bear any relationship to our assets, earnings, book value per share, or other generally accepted criteria of value. The purchase price for the Shares may not accurately reflect the actual value of the Shares.

Because we have broad discretion in the manner in which we apply the proceeds of this Offering, we may use the proceeds for purposes that are different from the disclosed use of proceeds and may be used in a way in which you do not agree.

We expect to use the net proceeds of this Offering as described in the "Use of Proceeds" section. However, there is no requirement that the proceeds of this Offering be used in this manner. Our management will have broad discretion over the use of the net proceeds, and we may spend the net proceeds in ways with which subscribers for the Shares or our other shareholders may not agree.

If this Offering is not completely sold out, then our development plans and prospects may be adversely affected.

There can be no assurance that this Offering will be completely sold out. If less than the maximum number of Shares are sold, then less than the maximum proceeds will be available to us, we may not be able to fund our plan of operations, including the development and the commercialization of our hydrogen generation reactors, and our business development plans and prospects could be adversely effected. There is no minimum number of Shares to be sold in this Offering. Therefore, the proceeds received from this Offering, even though insufficient, may be immediately used by us according to our business needs.

As we have no firm placement commitment, there is no assurance that all Shares offered will be sold.

As the sale of the maximum offering is being made on a best efforts rather than a firm commitment basis without the assistance of any underwriter, no assurance can be given that any minimum number of Shares will be sold. Prospective investors who subscribe to purchase Shares should be aware that we may be unsuccessful in selling all offered Shares. Accordingly, there can be no assurance as to the amount of total proceeds we will receive.

As we have not engaged an underwriter, there is no assurance that our directors and officers will be able to sell of the shares of our common stock that we are offering.

We are not employing the services of an underwriter in connection with the offering of our common stock. We will use our best efforts to offer and sale our common stock through our executive officers and our directors. There is no assurance that we will sell all or any of the Shares being offered. Any delay in the sale of our common stock in this offering could cause a delay in implementing our business plan.

If we sell only a small number of Shares, then we may not be able to pursue our planned plan of operations.

In the event only a small number of Shares is sold, substantially all net offering proceeds will be used for working capital. The remaining net offering proceeds, if any, may not be sufficient to provide funds for our plan of operations. No commitments or agreements to provide additional financing have been sought or obtained. There is no guarantee that such financing, if required, will be available at all or at a reasonable cost. Our inability to obtain required financing could result in a loss of all invested capital.

We anticipate that we will not pay dividends in the foreseeable future.

We do not intend to pay dividends on our common Stock in the foreseeable future. There can be no assurance that our business operations will result in sufficient revenues to enable us to operate at profitable levels or to generate positive cash flows. Any cash that might be available for dividends will be used instead to expand our business. Payment of any dividends in the future will depend on our financial condition, results of operations and capital requirements, as well as other factors deemed relevant by our board of directors.

Investors in the Offering will suffer immediate substantial dilution.

The offering price of the Shares is substantially higher than the book value per share of the outstanding common stock immediately after this offering. Accordingly, if you purchase shares of common stock in this offering, you will suffer immediate and substantial price dilution. In addition, the issuance or exercise of any future options or warrants to purchase our capital stock could be dilutive to purchasers of shares in this offering.

We intend to grant incentive stock options that may result in further dilution.

We intend to grant incentive options to purchase shares of our common stock in connection with the hiring and retention of employees and consultants. Under the normal terms of options to acquire common stock, the holders thereof are given an opportunity to profit from a rise in the market price of the common stock with a resulting dilution in the interests of the other shareholders. In addition, the terms on which we may obtain additional financing may be adversely affected by the existence of options. The holders of options may exercise them at a time when we might be able to obtain additional capital through a new offering of securities on terms more favorable than those provided by the options.

As our board of directors is entitled to cause us to issue additional shares of common stock or preferred stock, investors may suffer dilution if we require additional financing.

Our board of directors has the right for whatever value our board of directors deems adequate to issue additional shares of our common stock and/ or our preferred stock, subject to the limit of shares of common and preferred stock authorized by our Certificate of Incorporation,. A majority of our shareholders can vote to amend our Certificate of Incorporation to authorize additional common shares or preferred shares. Our board of directors also has the right to create and issue series of shares of our preferred stock and to establish preferences and all other terms and conditions in regard to such newly created series of preferred stock. Those terms and conditions may include preferences on an equal or prior rank to existing previously issued series and to all previously issued common stock and preferred stock. Those shares may be issued on such terms and for such consideration as our board of directors deems reasonable and such shares shall then rank equally in all aspects of the series and will have the preferences and conditions provided by our board of directors, regardless of when issued. Any of those actions cannot only dilute investors who purchase any of the Shares but also the relative position of the holders of any series of any preferred stock. Current shareholders have no rights, and investors who purchase the Shares will have no rights, to prohibit such issuances, nor do they have inherent "preemptive" rights to purchase any such shares when offered.

As there is no public market for the Shares, there is no assurance that investors will be able to resell any Shares purchased.

There currently is no market whatsoever for the Shares offered hereunder. Our shares of common stock have not been registered under the Securities Exchange Act of 1934. Accordingly, our shares are not eligible for listing on any national securities exchange or for trading on the OTC Bulletin Board. Even if we file a registration statement pursuant to the Securities Exchange Act of 1934, there is no assurance that any market for our shares will develop. Investors should be prepared to hold the Shares indefinitely and cannot expect to be able to liquidate their investment even in the case of an emergency.

Consultation with Advisors

A decision on whether to invest in the Company cannot be properly evaluated without careful analysis of a prospective investor's objectives and particular tax situation as it relates to the Company. Accordingly, it is important that each prospective investor discuss investment in the Company with the investor's own professional business, legal and financial advisors.

FOR ALL OF THE AFORESAID REASONS AND OTHERS SET-FORTH AND NOT SET-FORTH HEREIN, THE SECURITIES OFFERED INVOLVE A CERTAIN DEGREE OF RISK. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET-FORTH IN THIS DISCLOSURE STATEMENT AND SHOULD CONSULT WITH HIS/HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE COMPANY. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR TOTAL INVESTMENT.

USE OF PROCEEDS

The gross proceeds of the Offering will be $1,000,000 if the maximum number of Shares offered hereby are sold. We propose to use the proceeds from this Offering for the following business purposes and in the following order of priority:

DESCRIPTION OF USE OF PROCEEDS	ESTIMATED USE OF PROCEEDS
1. Development and testing of the HPI 3 30-watt batch hydrogen generation reactor	$150,000
2. Development and testing of the HPI 4 30-watt continuous hydrogen generation reactor	$300,000
3. Hiring of additional engineering and scientific personnel	$250,000
4. Administrative and overhead expenses	$275,000
Net Proceeds of the Offering:	$975,000
Expenses of the Offering (1)	$25,000
Gross Proceeds of the Offering:	$1,000,000

(1) We anticipate expenses associated with the Offering, including legal, accounting and stock transfer agent expenses, will be approximately $25,000.

If we sell less than all of the Shares, then we have less funds available to fund our business operations. Our planned use of proceeds if we sell less than all of the Shares is set forth below if 25%, 50%, 75% and 100% of the Shares offering being sold:

Percentage of the Offering Completed:	If 25% of the Shares are Sold	If 50% of the Shares are Sold	If 75% of the Shares are Sold	If 100% of the Shares are Sold
1. Development and testing of the HPI 3 30-watt batch hydrogen generation reactor	$150,000	$150,000	$150,000	$150,000
2. Development and testing of the HPI 4 30-watt continuous hydrogen generation reactor	$NIL	$125,000	$300,000	$300,000

Percentage of the Offering Completed:	If 25% of the Shares are Sold	If 50% of the Shares are Sold	If 75% of the Shares are Sold	If 100% of the Shares are Sold
3. Hiring of additional engineering personnel	$NIL	$75,000	$125,000	$250,000
4. Administrative and overhead expenses	$75,000	$125,000	$150,000	$275,000
Net Proceeds of the Offering:	$225,000	$475,000	$725,000	$975,000
Expenses of the Offering:	$25,000	$25,000	$25,000	$25,000
Gross Proceeds of the Offering:	$250,000	$500,000	$750,000	$1,000,000

The actual expenditures of the proceeds of the Offering may differ substantially from the estimated use of proceeds. Factors that could cause the actual expenditures of the proceeds to differ from the estimated use of proceeds include the cost and time to develop the HPI 3 and HPI 4 reactors and the success or problems encountered in our research and development activities. The actual expenditures of the proceeds of the Offering will be according to the expenditures deemed by us and our board of directors to be in the best interests of advancing the our business. The actual expenditures will also vary from the estimated use of proceeds if less than all of the offered Shares are sold.

We anticipate that the net proceeds from the offering will be sufficient to meet our financial requirements for a period of approximately three to four months. Investors are referred to the description of our "Plan of Operations" under the section of this Offering Circular entitled "Description of Business" for a more complete description of our capital requirements over the next twelve months. We, therefore, will require substantial additional capital to fund our business plan in the near future. See "Risk Factors".

DILUTION

Investors who purchase the Shares will suffer dilution as the offering price of the shares will exceed the per share net tangible book value of our common stock upon completion of the Offering. Our net tangible book value is the amount that results from subtracting our total liabilities and intangible assets from our total assets. The per share net tangible book value of our common stock is our net tangible book value divided by the number of shares of our common stock outstanding. Dilution that will be suffered by investors who purchase the Shares is the difference between the offering price of the Shares and the per share net tangible book value of our common stock upon completion of the Offering after giving effect to the receipt of the net proceeds of the Offering. Dilution arises mainly as a result of our arbitrary determination of the offering price of the Shares being offered. Dilution of the value of the Shares purchased is also a result of the lower net tangible book value of the shares held by our existing stockholders.

Our net tangible book value prior to the Offering is stated below, with per share net tangible book value and the number of our shares of common stock outstanding. This information is presented based on our balance sheet as of February 29, 2004, being the date of our most recent balance sheet included with this Offering Circular:

Net Tangible Book Value:	$10
Per Share Net Tangible Book Value:	$NIL per share
Total Number of Shares Outstanding:	25,000,000 shares

If we sell all Shares offered at the offering price, our pro forma net tangible book value will be increased by $975,000 to approximately $975,010, being the net proceeds of the Offering after deduction of expenses. See Use of Proceeds. Our net tangible book value after giving effect to the Offering if all Shares are sold is stated below, with per share net tangible book value and the number of our shares of common stock outstanding. This information is presented on a pro forma basis based on our balance sheet as of February 29, 2004 after giving effect to our receipt of the net proceeds of the Offering:

Pro Forma Net Tangible Book Value:	$975,010
Pro Forma Per Share Net Tangible Book Value:	$0.03 per share
Pro Forma Total Number of Shares Outstanding:	30,000,000 shares

As the pro forma per share net tangible book value is greater than the offering price, investors will suffer immediate dilution of approximately $0.97 per share, or approximately 97%, if all Shares are sold.

If less than the maximum number of Shares is sold, dilution to participating investors will be higher. Dilution to participating investors will increase as the number of Shares sold is reduced. The dilution to investors is illustrated below based on 25%, 50%, 75% and 100% of the Shares offered being sold.

Percentage of the Offering Completed:	**If 25% of the Shares are Sold**	**If 50% of the Shares are Sold**	**If 75% of the Shares are Sold**	**If 100% of the Shares are Sold**
Pro Forma Net Tangible Book Value:	$225,010	$475,010	$725,010	$975,010
Pro Forma Per Share Net Tangible Book Value:	$0.0086 per share	$0.0173 per share	$0.0252 per share	$0.0325 per share
Pro Forma Total Number of Shares Outstanding:	26,250,000 shares	27,500,000 shares	28,750,000 shares	30,000,000 shares
Per Share Dilution to New Investors:	$0.991 per share	$0.983 per share	$0.975 per share	$0.97 per share
Percentage Dilution to New Investors:	99.1%	98.3%	97.5%	97%

PLAN OF DISTRIBUTION

The Offering

We are offering up to 5,000,000 shares of our common stock, par value $0.0001 per share (the "Shares") through this Offering Circular. The Shares are offered and will be sold pursuant to an exemption from registration requirements of the Act provided by Regulation A of the Securities Act of 1933.

Self-Underwritten Offering

Our officers and directors named below will be selling the common stock offered by us through this Offering Circular:

Name of Officer/ Director	Position
Ricky Gujral	Director, President and Chief Executive Officer
James H. Diffendorfer	Director
John J. Martin	Director and Chief Financial Officer
James G. Matkin	Director, Chairman of the Board of Directors, Treasurer and Secretary

Our executive officers and directors will seek to sell our common stock in this Offering by contacting persons with whom they have a prior relationship and whom they believe will have an interest in the offering. These persons will be contacted through various methods, including mail, telephone and other means.

We will not be employing the services of an underwriter or placement agent in connection with this Offering. The common stock will be offered on a "best efforts" basis by our executive officers and directors without the payment of any commissions or other remuneration. In addition, we will not be paying any commissions or fees, directly or indirectly, to finder or dealer in connection with the solicitation of purchasers of our common stock being offered. We are therefore offering the shares on a self-underwritten basis.

We will rely on Rule 3a4-1 under the Securities Exchange Act of 1934 which sets forth conditions under which a person associated with an issuer of securities may participate in the offering and not be deemed a broker-dealer. These conditions are as follows:

(a) The person is not subject to a statutory disqualification, as that terms is defined in Section 3(a)(39) of the Securities Exchange Act of 1934, at the of his participation;

(b) The person is not compensated in connection with their participation by payment of commissions or other remuneration based either directly or indirectly on transactions in our common stock;

(c) The person is not, at the time of his participation, an associated person of a broker-dealer; and

(d) The person primarily performs, or is intended primarily to perform at the end of the offering, substantial duties for or on behalf of the issuer otherwise than in connection with transactions in securities; and has not been an associated person of a broker -dealer within the preceding twelve months and does not participate in offering and selling securities for any issue more than once every twelve months other than in reliance on Section 3(a)4-1.

Our executive officers and our directors satisfy all of the foregoing conditions of Rule 3(a)4-1.

We intend to sell our shares outside of the United States of America.

No Minimum Number of Shares to be Sold

There is no minimum number of Shares required to be sold in this Offering. There will be no arrangements for the return of funds to subscribers if all of the Shares are not sold.

Term of the Offering

The Offering will be conducted on a continuous basis until all shares being offered are subscribed for or until the offering is terminated by us, or until August 31, 2004, whichever first occurs. We reserve the right to extend or terminate this Offering at any time at our option without notice.

Investment Procedure

In order to subscribe for Shares, an investor must complete and execute the form of subscription agreement attached to this Offering Circular and deliver the executed subscription agreement to us together with payment of the purchase price for the Shares payable to "HYDROGEN POWER INC." by cashier's or certified check.

We may reject or accept any subscription in whole or in part at our discretion. We may close the Offering or any portion of the Offering, without notice to subscribers. We may immediately use the proceeds obtained from the Offering for the uses set forth in the Use of Proceeds on page 11 of this Offering Circular.

Upon our acceptance of a subscription agreement, we will deliver to each subscriber a copy of the fully executed agreement evidencing the number of shares subscribed for. If we do not accept any subscription or any portion of a subscription, the amount of the subscription not accepted will be returned by us to the subscriber. We will deliver a share certificate representing the Shares purchased within a reasonable period following the acceptance of any subscription.

There is no minimum investment or minimum number of shares of common stock that must be sold under this Offering. Accordingly, we may accept any subscription from a subscriber notwithstanding that the total number of Shares offered has been sold.

DESCRIPTION OF BUSINESS

OVERVIEW

We have acquired a sub-license of the technology rights to a method for producing hydrogen-on-demand from an aluminum-assisted water split reaction. This water split reaction creates hydrogen from the reaction between aluminum and water. The hydrogen that is generated is pure hydrogen that can be used in fuel cell applications to generate electricity. The reaction produces an aluminum hydroxide byproduct which can be recycled and reused in the hydrogen generation process.

Our objective is to develop and market our licensed proprietary hydrogen production process for use in commercial applications that require hydrogen, but where hydrogen storage and/or distribution is not feasible. We believe based on our preliminary research that our hydrogen production process may be a commercially viable process for fuel cell applications where on-demand hydrogen is required or is an advantage. We have identified the following potential fuel cell commercial applications that may benefit from our hydrogen-on-demand technology:

1. Fuel cells for transportation, including buses, trucks and automobiles; and

2. Portable and small-scale fuel cell based stationary power generation, including power for mobile electronics, small power equipment, residential and commercial/institutional power generation systems.

Our plan of operations is to develop and market hydrogen generation reactors that use our licensed hydrogen production process for incorporation into fuel cell systems. We also plan to market our licensed hydrogen production process and the hydrogen generation reactors that we develop to other business engaged in the hydrogen generation and fuel cell businesses. We also plan to pursue strategic alliances and licensing arrangements with other business engaged in the hydrogen generation and fuel cell industries for both licensing and joint development of our licensed hydrogen production process and the hydrogen generation reactors that we develop.

We believe that our proprietary water split hydrogen fuel production technology offers significant advantages over competing processes, such as chemical hydride hydrogen storage, electrolysis and other forms of hydrogen storage and production.

CORPORATE ORGANIZATION

We were incorporated under the laws of the State of Delaware on December 17, 2003.

Global Hydrogen Technologies Inc. ("GHTI") acquired all of our outstanding shares of common stock on December 17, 2003. GHTI is presently the owner of all 25,000,000 shares of our outstanding common stock and is our sole shareholder.

We commenced our business operations effective March 15, 2004 upon the acquisition of the sub-license for our licensed technology rights, as described below. We have not earned any revenues to date. Our ability to implement our plan of operations is contingent upon our ability to obtain financing, of which there is no assurance.

GHTI SUB-LICENSE

We entered into a sub-license agreement and consent with GHTI and the University of British Columbia ("UBC") dated effective as of the March 15, 2004 (the "Sub-License Agreement"). Our Sub-License Agreement relates to certain hydrogen generation technology that was developed by UBC. UBC granted a license to certain worldwide exclusive rights in this technology to GHTI pursuant to a license agreement between UBC and GHTI dated October 22, 2003 (the "Principal License").

The Sub-Licensed Technology

The technology that is the subject of Sub-License Agreement (the "Technology") includes certain patents, patent applicatios, patent rights, copyright, know-how, trade secrets and other intellectual property rights. The Technology includes the following patents and published patent applications:

Title:	Methods of Generating Hydrogen from Water
Inventor:	A.C.D. Chaklader
Patents:	US Patent No. 6,440,385 issued August 27, 2002 and titled "Hydrogen generation from water split reaction"
	US Patent No. 6,582,676 issued June 24, 2003 and titled "Hydrogen generation from water split reaction"
	Canadian patent application serial no. 2,418,823 filed on August 1, 2001 (earliest priority date of August 14, 2000) and entitled "Hydrogen Generation From Water Split Reaction", PCT publication date of February 21, 2002."

The patent rights and other intellectual property which are the subject of the Principal License continue to be owned by UBC. The patent rights will revert to UBC in the event of termination of the Principal License for any reason.

Sub-License Rights

GHTI granted to us the license to certain rights in the Technology, including the exclusive rights to manufacture and distribute products using the Technology in the United States, Mexico, Central America and South America and the non-exclusive rights to manufacture and distribute products using the Technology in Canada. We are required to comply with the terms of the Principal License including certain obligations including maintaining insurance and indemnifying UBC for any intellectual property infringements. To the extent that we develop or invent improvements to the Technology, the ownership of such improvements will vest in UBC with a license right to us.

License Fees

In consideration of our rights under the Sub-License Agreement, we have agreed to pay the following amounts to GHTI:

1. $1,000,000, to be paid on the one-year anniversary of the date of the Sub-License Agreement, being March 15, 2005;

2. $666,667, to be paid on the two-year anniversary of the date of the Sub-License Agreement, being March 15, 2006;

3. $666,667, to be paid on the three-year anniversary of the date of the Sub-License Agreement, being March 15, 2007; and

4. $666,667, to be paid on the four-year anniversary of the date of the Sub-License Agreement, being March 15, 2008.

Sub-Licensing

We only have the limited right to sub-license the Technology to manufacture products using the Technology to a third party manufacturer (a "Third Party Manufacturer") and not for the purpose of re-selling by the Third Party Manufacturer. Our rights to Sub-license is subject to the Third Party Manufacturer entering into acceptable agreements regarding confidentiality and ownership provisions that are no less protective of the products and the Technology than those provided by the Sub-License Agreement.

Term and Termination of the Sub-License Agreement

The term of the Sub-License Agreement commenced on March15, 2004. The Sub-License Agreement will terminate automatically with the termination of the Principal License for any reason. In addition, GHTI has rights to immediately terminate the Sub-License Agreement in the event of our breach of the Sub-License Agreement, our impending insolvency, our filing of a petition seeking bankruptcy reorganization or our taking similar action. In addition, GHTI may terminate if in good faith it determines there is a reason to threaten immediate and irreparable harm to the integrity and reputation of GHTI, the Technology or the related marks.

Consent of UBC

The Principal License and the Sub-License Agreement require that UBC's consent is obtained if we or GHTI intend to appoint a sub-licensee to distribute products using the Technology or otherwise exploit the Technology outside the scope of the Principal License and the Sub-License Agreement.

OUR LICENSED HYDROGEN PRODUCTION PROCESS

Our licensed technology is comprised of an aluminum-assisted water split reaction process that produces pure hydrogen gas on-demand from the reaction of aluminum and water. The technology is based on a discovery by Dr. Chaklader of the University of British Columbia (UBC) for preventing the passivation of aluminum by water.

Aluminum metal reacts with water to produce hydrogen. However, aluminum has a very high affinity for oxygen and it readily builds an oxide film on the surface. This film prevents aluminum from reacting with water. In order for the reaction of aluminum with water to proceed, it is necessary to dissolve this film. Common methods for achieving this include reaction with strong acids or alkali. Dr. Chaklader's innovation consisted of finding a way to achieving this goal under neutral conditions. Dr. Chaklader developed a process whereby hydrogen is produced from a mixture of aluminum and a non-metallic additive (catalyst) at a neutral or close to neutral pH. He has discovered that by grinding aluminum with alumina and other ceramics prevents the passivation so that hydrogen generation can be made to proceed to the complete conversion of the metal aluminum according to equation:

2 Al (s) + 6 H2O (l) = 2 Al(OH)3 (s) + 3 H2 (g)

Where:	Al	=	Aluminum
	H	=	Hydrogen
	O	=	Oxygen
	Al(OH)3	=	Aluminum hydroxide
	(s)	=	Solid
	(l)	=	Liquid

In theory, this reaction will produce about 0.11 grams of hydrogen from the reaction of 1 gram of aluminum with 2 grams of water. The essence of the invention is inclusion of an inexpensive promoter that prevents passivation of the metal during hydrogen generation in pH neutral conditions without the requirement of the addition of strong acids or alkali. The process involves fine particles (0.01 to 1000 μm) of aluminum and a promoter, typically but not limited to alumina, which are blended intimately together and formed into pellets. The pellets are then added to tap, lake, or seawater to generate hydrogen.

OUR BUSINESS PLAN

We have identified the following key characteristics of our hydrogen production process that we believe offer the potential to incorporate our licensed hydrogen generation process into commercial fuel cell applications:

1. The process uses low cost aluminum as a reactant. Aluminum is a readily available material. It is also conceivable that the aluminum fuel could be derived from used cans and foils.
2. The process permits the generation of hydrogen on-site, with the result that transportation and storage of hydrogen and the cost and infrastructure associated with transportation and storage of hydrogen can be reduced or eliminated.
3. The aluminum hydroxide by-product of the aluminum/ water react is a non-corrosive and environmentally benign material that can be recycled to produce aluminum.
4. The process generates pure hydrogen without any carbon dioxide or carbon monoxide by-product, thereby making the process a candidate for combination with fuel cells for the generation of electrical power without carbon dioxide or carbon monoxide emissions.

Based on these characteristics of our licensed hydrogen generation process, we believe that the process may be commercially viable for incorporation into the following commercial fuel cell applications:

1. Fuel cells for transportation, including buses, trucks and automobiles.
2. Portable and small-scale fuel cell-based stationary power generation, including power for mobile electronics, small power equipment, residential and commercial/institutional power generation systems.

We have developed the following business strategy with the view to developing and commercializing hydrogen generation reactors which are based on our licensed hydrogen generation process:

1. We plan to continue to research and development of the process in order to more fully understand the process variables that impact on the efficiency of the process and to optimize the process for commercial applications.
2. We plan to develop engineered prototypes of hydrogen generation reactors that deploy our licensed hydrogen production process for both testing and demonstration purposes. Our objective is to develop, showcase, and commercialize a hydrogen generation reactor capable of continuous fuel delivery to power a fuel cell subsystem.
3. We plan to identify and target specific commercial applications that offer the potential for commercial application of the hydrogen generation reactors that we develop based on our research and development activities.
4. We plan to market the process to industries where production of hydrogen on demand is a necessary and advantageous component of commercial applications that require a source of pure hydrogen. Specifically, we will target the fuel cell transportation and power generation industries which believe have the most need for a process that generates hydrogen on-demand without pollutants. We plan to enter into strategic alliances with businesses engaged in the hydrogen generation and fuel cell businesses with the objective of pursuing licensing and development agreements.

Our objectives are to earn revenues from the following activities:

1. Sales of hydrogen generation reactors that we develop for use in fuel cell applications.

2. Sub-licensing the hydrogen generation reactor technologies that we develop and our licensed hydrogen generation process to other businesses engaged in the hydrogen production and fuel cell businesses.

We advise that our plan of generating revenues is evolving and will continue to evolve in response to the progress we are able to achieve in developing hydrogen generation reactors and to developments in the hydrogen and fuel cell industries. Our ability to achieve revenues from sales of hydrogen generation reactors will be subject to our successful development and commercialization of hydrogen generation reactors that incorporate our licensed hydrogen generation process. Our ability to earn revenues from license arrangements will be contingent upon our ability to demonstrate to businesses engaged in the hydrogen and fuel cell industries that our hydrogen generation reactors offer a commercially viable means of creating hydrogen-on-demand for fuel cell processes. We are not able to give investors any guidance at this stage of our business development as to the mix of revenues between sales of hydrogen generation reactors that we develop on our own and license fees that we may generate from license arrangements of our technology. Sub-licensing arrangements will require the consent of UBC under the Sub-License Agreement.

We also plan to pursue research and development grants and awards from government agencies to enable us to pursue development of our technology, however there is no assurance that any such grants or awards will be obtained.

RESEARCH AND DEVELOPMENT OF OUR HYDROGEN PRODUCTION PROCESS

Prior Research and Development Work

GHTI has completed the exploratory phase of development of our hydrogen production process. This exploratory phase of development included the verification of the hydrogen generation concept, identification of the principal process variables, and the performance of a series of quantitative experiments of hydrogen generation. Experimentation has provided general data on sensitivity of the water split reaction to water temperature, acidity, type of catalyst and content variables. Experimentation also resulted in the observation of the promising effect of particulate carbon and water soluble polymers on the water split reaction.

Prior to our acquisition of our sub-license, GHTI has been engaged in development of preliminary prototypes of hydrogen generation reactors that demonstrate the application of our licensed hydrogen generation process. These initial hydrogen generation reactors are the HP 1 and HP 2 prototypes upon which we will base our future engineered prototypes. These initial prototypes have been developed by GHTI in order to test our proprietary hydrogen generation process and its application in a hydrogen generation reactor. These initial prototypes have also been developed as a means of demonstrating our hydrogen generation reactors and the licensed process to potential industry partners.

OUR CURRENT OPERATIONS

Our current operations consist of a fully equipped laboratory in Seattle, Washington comprised of approximately 850 square feet. We employ one researcher who is presently involved in conducting research on the application of our licensed hydrogen generation process. We also have hired four engineers who work for us on a part-time basis in the development of our hydrogen generation reactor prototypes.

Our corporate head office is also located in Seattle, Washington. Ms. Ricky Gujral, our president and chief executive officer and a director, is based in our Seattle corporate office.

OUR PLAN OF OPERATIONS

Our plan of operations is to pursue our business plan by undertaking the following:

1. We plan to develop four additional prototypes of our hydrogen generation reactors over the next twelve months. We anticipate that we will spend approximately $4,000,000 in completing the development of these reactor prototypes.

2. We plan to market our technology and prototypes to businesses engaged in the hydrogen generation and fuel cell businesses with a view to entering into strategic relationships for the continued development and commercial application of our technology and our hydrogen generation reactors. We plan to spend approximately $1,500,000 over the next twelve months in pursuing these marketing and strategic alliance development activities.

The proceeds of the offering will not satisfy our cash requirements for the next twelve months. We anticipate that we will be required to raise additional funds within the next six months in order to continue to fund our plan of operations. We had cash of $27,500 and working capital of $10 as of February 29, 2004. The proceeds of the Offering will be sufficient to enable us to fund our plan of operations for only three to four months and are substantially less than the financing that we require to pursue our plan of operations for the next twelve months. Accordingly, we are unable to pursue our plan of operations for the next twelve months without additional financing, in addition to the proceeds of the Offering.

Each of these elements of our plan of operations is discussed below:

1. Prototype Development

We plan to development successive prototypes of hydrogen generation reactors that incorporate our licensed hydrogen generation process. These hydrogen generation reactors will follow on the development of our initial HP 1 and HP 2 hydrogen generation reactors. Each reactor will be developed sequentially based on the prior prototype and will be developed to provide increased power generation and enhanced process performance. The reactors that we plan to develop over the next twelve months are summarized below:

Name of Prototype	Fuel Cell Power Output	Reactor Type	Process Controls
HP 3	30 Watts	Batch Reactor	No
HP 4	30 Watts	Continuous Reactor	Yes
HP 5	500 Watts	Continuous Reactor	Yes
HP 6	1 Kilowatt	Continuous Reactor	Yes

We are currently in the process of developing the HP 3 reactor. The HP 3 is designed to produce sufficient hydrogen to power a 30 watt fuel cell device. This reactor will be a "batch" reactor, meaning that the reactor will not operate on a continuous basis. This reactor will not incorporate process controls.

The HPI 4 reactor will be designed to be capable of producing enough hydrogen to power a 30 watt fuel cell device on a continuous reaction basis, meaning the aluminum reactant will be fed to the reactor and hydrogen will be generated on a continuous basis. This reactor will be designed to include process controls.

The HPI 5 reactor will be designed to produce enough hydrogen to power a 500 watt fuel cell device on a continuous reaction basis. This reactor will be designed with process controls. The objective of this reactor will be to achieve continuous production for a four hour period.

The HPI 6 reactor will be designed to produce enough hydrogen to power a 1.0 kilowatt fuel cell device. This reactor will be a continuous reactor with process controls. The reactor will be designed for operation for a period of 24 hours.

Contemporaneous with the development of hydrogen generation reactors, we plan to research and develop a process for grinding of aluminum and production of aluminum reactant pellets that can be used in our hydrogen generation reactors. We plan to investigate and experiment with various pellet compositions and design options with a view to optimizing an aluminum reactant pellet for use in the continuous feed hydrogen generation reactors that we develop. Our development of hydrogen generation reactors will be pursued with the objective of incorporating the reactor into a fuel cell system.

Our objective will be to incorporate an engineering prototype hydrogen generation reactor with a commercially available fuel cell for demonstration purposes. We have initially targeted the AirGen™ model FC01001 fuel cell generator manufactured by Ballard Power Systems. The process flow diagram that will ultimately serve as a portable demonstration unit for the application of our technology is as follows:

Figure 1: Integrated Fuel Cell with GHTI Hydrogen Generator


Water
Heat
Heat
Solid Powder Mix
Hydrogen Generation
Pure Hydrogen
Fuel Cell
Electric Power 6-12V DC unreg.
Water
Solid Phase Recovery
O2/Air Supply

Our objective in completing the development of these prototypes is to further enhance our knowledge and understanding of the hydrogen generation process and the optimal deployment of the hydrogen generation process in commercial applications. This development will be essential both in enabling us to pursue the development of commercial hydrogen generation reactors and the licensing of our technology and hydrogen generation reactors to businesses in the hydrogen generation and fuel cell industries. In completing the development and testing of our engineering prototypes and aluminum reactant pellets, we will attempt to address the following issues that we believe will have an impact on the commercial deployment of our technology:

(a) We will investigate the optimum composition of the alumina/aluminum powder that will be used as the aluminum reactant in the hydrogen generation process.

(b) We will investigate the optimum means of manufacturing the aluminum reactant pellets, including power mixing, milling and blending techniques.

(c) We will identify whether alternative catalysts are available to enhance the hydrogen generation reaction.

(d) We will investigate the optimum means of collecting and removing aluminum hydroxide from water once the hydrogen generation reaction has been completed within the reactor.

(e) We will investigate methods of initiating, controlling and suspending the hydrogen generation reaction with their reactors.

(f) We will investigate the impact that pressure and temperature have on the efficiency of the hydrogen generation reaction within the reactors.

(g) We will investigate the optimum manner of feeding, recirculating and blending of the reactant within the reactor.

We anticipate that we will not license our technology or hydrogen generation reactors until such time as we have completed development of each of the prototypes described above. We believe that this prototype development phase must be completed before we are able to develop commercial hydrogen generation reactors for sale or enter into strategic alliances with other business for further development of our process and technology.

Personnel Requirements

We anticipate that we will hire an additional four engineering personnel, either on an employment or a contract basis over the next twelve months. These personnel will be employed on a full-time basis in order to carry out the further development and testing of our prototype reactors.

Facility Requirements

We also anticipate that we will investigate moving our laboratory premises during the next twelve months. We anticipate that we will be required to find new premises at some point during our development as our research and development activities expand.

Identified Problem Areas

We recognize that hydrogen-on-demand and fuel cell technology in our chosen target areas are both at early stages of development and have yet to be proven commercially viable. As well, in addition to the need for outstanding research for which the outcome is uncertain, we face cost and supply issues specific to our proprietary technology:

1. The experiments performed so far have used powered aluminum, which is too expensive to be considered as a viable source of aluminum for the hydrogen-on-demand system. Alternative raw materials and/or preparation processes must be considered. Examples: continuous regrinding of coarser aluminum, non-powder aluminum, other aluminum forms and processing of recycled aluminum.

2. Mechanical alloying of the aluminum and catalyser powders is also expensive and a relatively inefficient process. Alternative mixing methods will be explored.

3. The infrastructure for large-scale aluminum powders preparation and distribution is nonexistent. The needs for aluminum volume necessary to satisfy fuel demands may be prohibitively high.

POTENTIAL COMMERCIAL APPLICATIONS OF OUR HYDROGEN TECHNOLOGY

Industry Background

Our technology is targeted at the anticipated growing global demand for hydrogen generating technologies and for fuel cell applications. With fossil fuel supplies being gradually depleted, countries and industries all over the world are investigating the feasibility of using hydrogen as a means of transportation, heating and power generation. The motivation for this shift is both economic and environmental. Economics indicate that a renewable source of power is needed due to the fact that world energy demand is increasing while fossil fuel reserves are waning. Environmental motivations for replacing fossil fuels with hydrogen are based on the facts that combustion of fossil fuels creates carbon dioxide, a major contributor to global warming, and also several organic and inorganic pollutants that cause adverse health effects.

The Benefits of Hydrogen

Hydrogen is renewable, secondary source of power insofar as it can be readily made by splitting water and is then combusted to form water. The energy needed for hydrogen production must be supplied from a primary source such as solar, wind, hydro, nuclear, or fossil energy. Because water is its only combustion product, hydrogen can be used to achieve near-zero emissions. There are several problems associated with shifting to a hydrogen-based economy, ranging from infrastructure of hydrogen distribution to methods of safe storage and cost-effective methods of generating hydrogen. There are currently no methods of generating hydrogen that do not consume more energy than the resultant hydrogen can produce when combusted.

The common method to generate hydrogen from water is to pass electric current through it and to thus reverse the oxygen-hydrogen reaction. This process is referred to as the electrolysis of water. Another approach involves extraction of hydrogen from fossil fuels, including natural gas or methanol. This method is complex and always results in pollutants, particularly carbon dioxide. The primary barrier to use of water, however, is the high energy cost associated with electrolysis.

A second problem with using hydrogen is that it is a flammable gas, requiring voluminous or highly pressurized storage tanks that are both too large and probably too dangerous to use for small-scale power generating systems as in automobiles. A strong need therefore exists for solutions that generate hydrogen on-demand and on-site in small-scale operations.

Fuel Cells

We expect that the first applications of our technology will be in providing a source of pure hydrogen-on-demand fuel for fuel cells. The objective will be to replace current fuel processors or hydrogen storage necessary for fuel cell applications.

Instead of burning fuel to produce power, a fuel cell converts energy from one form to another through chemical means. A fuel cell operates much like a battery, converting the chemical energy of its fuel directly into electrical energy but with the reactants being continuously feed into the cell, not stored as in a stand-alone battery. The term "fuel cell" refers to each component of a fuel cell stack and to the functioning unit as a whole. A stack consists of repeating fuel cell units; the number of units in a stack depends on the performance of the units (which varies with the technology used) and the amount of energy required.

A generic fuel cell system includes a stack of fuel cell units, a fuel processor, heat and power recovery subsystems and a power converter. We envision that our process would replace the fuel processor, producing pure hydrogen without pollutants. As well, a heat and power recovery subsystem would not be necessary.

Fuel cells based on proton exchange membranes (PEM) have the potential to be the power systems for next generation of vehicles, but delivering pure hydrogen fuel to the PEM stack through onboard storage of hydrogen remains a barrier in terms of cost, weight, and/or volume. The two commercially available options for on-board storage of hydrogen, namely compressed hydrogen gas or hydrogen liquid, are energy-intensive and would require significant investment in distribution infrastructure. Given the potential demand of hydrogen for fuel cell applications and the inherent problems associated with storage and transportation, we believe there will be

growing demand for a means of generating hydrogen on-demand and on-site for both stationary and mobile fuel cell applications.

The two principal types of fuel cells that are currently being developed and that we have identified as the best candidates for adoption of our technology are:

- Proton exchange membrane fuel cells ("PEM fuel cells")
- Phosphoric acid fuel cells ("PAFC's")

Of these two types of fuel cells, we have identified PEM fuel cells as being the top choice due to the large number of companies seeking to commercialize PEM fuel cells. Each of these types of fuel cells is described below:

Proton Exchange Membrane Fuel Cells (PEM fuel cells)

PEM fuel cells are currently being developed primarily for sizes less than 500 kW. Applications for PEM fuel cells include:

- Light duty (50–100 kW) and medium duty (200 kW) vehicles
- Residential (2–10 kW) and commercial (250–500 kW) power generation
- Small and/or portable generators and battery replacements

PEM fuel cells require a pure hydrogen source for operation. Since hydrogen is not readily available, it is typically obtained by reforming a hydrocarbon fuel, such as methanol or natural gas, in a fuel processor. The reformed fuel often contains other gasses such as carbon monoxide that are detrimental to fuel cell operation. Carbon monoxide levels of 50 ppm or greater poison the catalyst, causing severe degradation in cell performance. Therefore, all carbon-containing fuels (for example, natural gas, methanol, and propane), require additional fuel processing. Fuel processing in general represents a significant challenge to the commercialization of fuel cells; this is particularly true for PEM fuel cells due to their susceptibility to electrocatalyst poisoning from low-level carbon monoxide levels. However, given sufficient fuel processing, PEM fuel cells are expected to operate using hydrogen, methanol, propane, and natural gas fuels (and eventually gasoline).

Low operating temperature, rapid start-up, light weight, high power density, and simplicity make PEM fuel cells attractive for transportation applications. However, many technological barriers remain and it is expected that PEM fuel cells will be marketed first in stationary applications. The same characteristics that make the PEM fuel cells attractive for transportation also make them attractive in remote, standby, and premium power onsite markets.

Phosphoric Acid Fuel Cells (PAFCs)

PAFC technology has been demonstrated at levels ranging from 50 kW to 11 MW, with most demonstration units between 50 and 200 kW. PAFCs can be used for onsite power generation in hospitals, hotels, schools, and commercial buildings requiring heat, high power quality, or premium power services.

PAFC's have electrolytes of phosphoric acid. They typically operate near 200C (400F). As with all fuel cell types, PAFC's operate on hydrogen that is typically delivered from a natural gas-supplied reformer, though some commercial units have operated on propane, landfill gas, and anaerobic digester gases.

STRATEGIC ALLIANCES AND RELATIONSHIPS

We plan to develop our hydrogen generation reactors and technology as a means of delivering a pure hydrogen source to fuel cells. We will market our technology as a replacement to current fuel processors used by fuel cells or as a means of replacing stored hydrogen for fuel cells. We initially will focus our strategy on developing strategic alliances with one or more leaders in fuel cell technology, including companies such as Ballard Power Systems, Plug Power Inc. and H Power Corporation. Our objectives in developing strategic alliances include the following:

(a) To provide funding for the further development and commercialization of our hydrogen generation reactors and technology;

(b) To develop technology that is complimentary to the fuel cell technology being developed by industry leaders;

(c) To identify and target potential applications for deployment of our hydrogen generation technology;

(d) To secure cooperation in the development and supply of aluminum based pellets for use in the hydrogen generation reactors that we plan to commercialize;

(e) To conduct co-operative research endeavors;

(f) To provide access to key personnel; and

(g) To develop a higher profile in the financial, scientific and industrial communities.

We will also investigate possible strategic alliances with leading companies in the following areas:

(a) portable and small-scale stationary power generation;

(b) transportation, including companies engaged in the investigation of low-emission and zero-emission vehicles; and

(c) chemical production, with a view to developing a supply for the key reactants for our hydrogen generation process and technology.

As part of our marketing effort, we plan to make contact with industry leaders in order to establish business relationships. We also plan to attend trade show and other hydrogen generation and fuel cell industry events. We anticipate that our marketing activities will include demonstration of our hydrogen generation reactor prototypes.

COMPETITION

We anticipate that our technology will generally compete against the following technologies:

(1) Companies with technology for hydrogen-on-demand processes for use in fuel cells, including Millennium Cell's sodium borohydride approach and Powerball Technology's sodium hydride approach;

(2) Aluminum / Air Battery technology; and

(3) conventional methods of hydrogen production, including the electrolysis of water.

Each of these competing technologies is discussed below:

A. Competing hydrogen-on-demand processes

We anticipate that our technology will compete against the sodium borohydride technology developed by Millennium Cell and the sodium hydride technology developed by Powerball Technology. Each of these competing technologies is discussed.

i. Millennium Cell LLC

Millennium Cell has developed a hydrogen-on-demand process that uses the chemical reaction between sodium borohydride and water in the presence of a catalyst to generate pure hydrogen gas. The sodium borohydride fuel source is a white powder that is dissolved in water where it stays until gaseous hydrogen is needed. Since the fuel source is over 50% water, the fuel is not flammable. When hydrogen is required, the sodium borohydride solution is pumped over a catalyst which generates hydrogen gas and leaves behind a sodium borite, another salt, which remains dissolved in water. To halt the hydrogen generation reaction, the pump is stopped and the solution remains separated from the catalyst. Without the catalyst, the hydrogen generation does not occur. The sodium borite by-product can be recycled outside of the system back into sodium borohydride. Millennium Cell is marketing its sodium borohydride technology as a means of hydrogen-on-demand production for use in fuel cells that can be used to power automobiles.

ii. Powerball International

Powerball International is a development-stage company that has developed a hydrogen-on-demand production process that uses the reaction between sodium hydride and water in order to generate hydrogen gas. The sodium hydride is palletized and coated with polyethylene to product ping-pong ball sized "powerballs". Encapsulation in plastic allows safe transport of the "powerballs" to the location where energy is needed. The "powerballs" are fed into a hydrogen generator one at a time and cut open, whereupon the sodium hydride reacts with water to produce hydrogen gas. The reaction generates sodium hydroxide as a waste product. The waste sodium hydroxide can be reproduced to produce additional sodium hydride and the polyethylene can be recovered for reuse in this process.

If we are successful in developing our technology, we anticipate that we will compete with alternate hydrogen-on-demand processes based on the following criteria:

(1) The thermodynamics of the chemical reactions used by other hydrogen-on-demand processes, meaning the amount of heat, if any, that must be inputted into the process to sustain reactivity;

(2) The amount of hydrogen generated for each kilogram of reactive material used in the process;

(3) The volume of reactant that must be stored in order to produce adequate quantities of hydrogen for use in the fuel cell process;

(4) The cost of the reactive agent used in the hydrogen generation process;

(5) The weight of the solid by-product produced from the reaction process;

(6) The cost of disposal or recycling of the by-product generated by the hydrogen-on-demand process;

(7) The complexity of operation of any operating system that incorporates the hydrogen-on-demand process;

(8) The purity of the hydrogen generated by the process;

(9) Safety and hazardous materials issues associated with the reactive agent and any by-products generated; and

(10) Environmental issues regarding the usage or disposal of either the reactive agents or by-products.

B. Aluminum / Air Battery Technology

Our hydrogen production technology, when coupled with a hydrogen-based fuel cell, will compete with Aluminum / Air Battery Technology offered by competitors. A typical Aluminum / Air powercell system includes the following components:

(2) A cell stack of aluminum anodes;

(3) Forced convection of air through the stack of anodes;

(4) Forced circulation of a pytassium hydroxide electrolyte through the cell stack and heat exchangers;

(5) An insulated electrolyte storage vessel; and

(6) An aluminum hydroxide precipitator, filter and storage tank.

The aluminum / air fuel cell has a high energy output characteristic that results from the energy density of aluminum and the fact that three electrons are released for every atom of aluminum reacted. In the aluminum / air battery, the aluminum reacts with oxygen to produce electricity and an aluminum hydroxide by-product. Aluminum / air batteries remain in the development stage. Development of aluminum / air batteries faces the following significant challenges:

- activation of the aluminum anode,
- controlling the aluminum oxidation reactions,
- preventing fouling of the reaction anode service,
- providing a cathode which is reactive enough to keep pace of the aluminum anode
- controlling hydrogen generated through the corrosion side reaction.

C. Electrolysis of Water

Electrolysis is a commercially accepted method of hydrogen production. Under this reaction, electricity is applied to generate hydrogen gas and oxygen gas from the splitting of water molecules through electrolysis. Electrolysis technologies currently incorporated into many commercial plants. Hydrogen is commonly used in the process of manufacturing ammonia. However, electrolysis is a comparatively inefficient process for generating hydrogen if the hydrogen is being used to generate electricity. To illustrate, the typical efficiency of production of hydrogen from water is approximately 60% to 70% when combined with the efficiency of electrical generation of 35% to 40%, approximately only 25% of the energy applied to generate hydrogen will be generated from the application of the hydrogen in a fuel cell to generate electricity. Due to this inefficiency, the competitiveness of hydrogen generated from electrolysis will be very dependent on the cost of the electricity used to generate the hydrogen. The competitiveness of hydrogen from electrolysis will also be dependent upon the cost of storage and transportation of the hydrogen to the ultimate application.

Many of our competitors have financial resources, customer bases, businesses or other resources which give them significant competitive advantages over us.

INTELLECTUAL PROPERTY

The technology rights that are the subject of the Sub-License Agreement are subject to patent protection. In addition, we plan to seek patent protection for any inventions that we are able to discover as a result of our research and development activities. There is no assurance that any new inventions that we discover will receive patent protection. We believe that our failure to protect our existing intellectual property rights could seriously harm our business and prospects because we our objective is to develop products, specifically hydrogen generation reactors, that are based on proprietary intellectual rights. Further, our ability to license our technology would be impaired if we fail to obtain our existing intellectual property rights. We will also rely on patent, trade secret, trademark and copyright law to protect our intellectual property. However, not all of our intellectual property will be covered by patents or patent applications. Moreover, our patent position will be subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent. Accordingly, we cannot assure you that: (i) any of the U.S. or foreign patents owned by us or other patents that third parties license to us will not be invalidated, circumvented, challenged, rendered unenforceable, or licensed to others; or (ii) any of our pending or future patent applications will be issued at all, or with the breadth of claim coverage sought by us. In addition, effective patent, trademark, copyright and trade secret protection may be unavailable, limited or not applied for in certain countries. We will also seek to protect our proprietary intellectual property, including intellectual property that may not be patented or patentable, in part by confidentiality agreements and, if applicable, inventors' rights agreements. We cannot assure you that these agreements will not be breached, that we will have adequate remedies for any breach or that others will not assert rights to intellectual property arising out of these relationships.

DESCRIPTION OF PROPERTY

Our principal executive offices are located at Suite 1010 – 1942 Westlake Avenue, Seattle, WA 98101 and are comprised of approximately 500 square feet. These premises are leased on a month-to-month basis. We anticipate seeking out expanded premises for our principal executive officers as we expand our operations.

Our laboratory facility is located at 1102 Columbia Street, Suite 521, Seattle, WA and is comprised of approximately 689 square feet. Our laboratory facility is presently adequate for our current research and development activities however, as disclosed under Description of Business, we anticipate we will require expanded premises as our research and development activities are expanded. These premises are leased by GHTI. We have agreed with GHTI to assume GHTI's obligations under the lease, including the obligations to pay rent. The initial term of the lease is for a term expiring on August 31, 2004.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our current directors and officers are as follows:

Name	Age	Position
Ricky Gujral	37	President, Chief Executive Officer and Director
James H. Diffendorfer	64	Director
John J. Martin	57	Chief Financial Officer and Director
James G. Matkin	61	Chairman, Treasurer, Secretary and Director

Set forth below is a brief description of the background and business experience of each of our executive officers and directors for the past five years:

Ricky Gujral is presently our president and chief executive officer and a member of our board of directors. Ms. Gujral is also a founder and a director of Global Hydrofuel Technologies Inc. ("GHTI"), our parent company, and has been involved with GHTI since 2001. Ms. Gujral has been self-employed as a business person since 1999. Ms. Gujral obtained a Masters Degree in Business Administration Degree from the University of Phoenix and a Bachelor of Science Degree from the University of British Columbia.

James H. Diffendorfer is presently a member of our board of directors. Mr. Diffendorfer is also a director of GHTI. Mr. Diffendorfer was previously employed as an engineer and operations manual editor at The Boeing Company, a leading global aerospace company, from 1996-2003. Mr. Diffendorfer obtained a Masters Degree in Business Administration from the New Mexico Highlands University and a Masters of Science Degree in Astronautical Engineering from the Air Force Institute of Technology. Mr. Diffendorfer also holds a Bachelor of Science Degree from the U.S. Air Force Academy.

John J. Martin is presently our chief financial officer and a member of our board of directors. Mr. Martin is also a director of GHTI. Mr. Martin has been employed as an airport engineering manager with URS Corporation, a global company specializing in the planning and design of transportation systems and infrastructure, since 1998. Mr. Martin leads an airport engineering group from URS Corporation responsible for the planning and design of large-scale airport improvement projects with construction costs of up to several hundred million dollars. Mr. Martin holds a Bachelor of Arts from Yale University.

James G. Matkin is presently our treasurer and secretary and the chariman of our board of directors. Mr. Matkin is also a director of GHTI. Mr. Matkin has been the chief executive officer and a senior executive officer of the law society of British Columbia since 1998, and is responsible for overseeing a budget of over $40 million and over 100 employees. He served as a member of the board of directors of GT Group Telecom Inc., a leading telecommunications service provider, from 1997 to 2002. Mr. Matkin also has some significant experience managing development stage companies. He previously founded a number of start-up companies, including a security company, Juricert Inc., a provider of PKI and authentication services for internet commerce. Juricert Inc. presently has a major contract with the BC Land Titles Office to provide digital signatures enabling internet transactions for registering land transfers. Juricert is a private company wholly owned by the Law Society of British Columbia. Mr. Matkin obtained a Master of Laws from Harvard University and a Bachelor of Laws from the University of Alberta. Mr. Matkin also holds a Bachelor of Arts Degree from the University of Alberta.

Term of Office

Our directors are appointed for a one-year term to hold office until the next annual general meeting of our shareholders or until removed from office in accordance with our bylaws. Our officers are appointed by our board of directors and hold office until removed by the board.

Significant Employees

We do not have any other significant employees, other than our directors and executive officers named above.

REMUNERATION OF DIRECTORS AND OFFICERS

COMPENSATION OF OFFICERS

We presently do not have any employment agreements or other compensation arrangements with any of our officers. Ms. Ricky Gujral, our president, chief executive officer and a director, provides her services on a full-time basis and is compensated by GHTI, our sole shareholder. Each of our other officers provides their services on a part-time basis without compensation.

We have not paid any compensation to any of our officers to date.

We do not have any plans to make any remuneration payments to any of our officers and directors. However, we may in the future enter into employment or other compensation arrangements with our officers. Any such employment or compensation arrangements would be subject to the approval of our board of directors.

COMPENSATION OF DIRECTORS

We do not pay our directors any fees or other compensation for acting as directors. We have not paid any fees or other compensation to any of our directors for acting as directors to date.

LEGAL PROCEEDINGS

We currently are not party to any material legal proceedings and to our knowledge, no such proceedings are threatened or contemplated.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth certain information concerning the number of our shares of our common stock owned beneficially as of March 19, 2004 by: (i) each person known to us to beneficially own more than 10% of our outstanding common shares; (ii) each of our directors and each of our executive officers, and (iii) our executive officers and directors as a group. Unless otherwise indicated, the shareholder named below possesses sole voting and investment power with respect to the shares shown.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percentage of Common Stock (1)	
			Prior to the Offering	After the Offering (2)
DIRECTORS AND OFFICERS				
Common Stock	Ricky Gujral President, Chief Executive Officer and Director Suite 1010 – 1942 Westlake Avenue Seattle, WA 98101	25,000,000 shares (3)	100%	83.3%
Common Stock	James H. Diffendorfer Director 2442 Monterey Avenue Renton, WA 98056	0 shares	0%	
Common Stock	John J. Martin Chief Financial Officer and Director 2137 8th Avenue West Seattle, WA 98119	0 shares	0%	
Common Stock	James G. Matkin Chairman, Treasurer, Secretary and Director 1416 West 39th Avenue Vancouver, BC Canada V6M 1T3	0 shares	0%	
Common Stock	All Officers and Directors as a Group (4 persons)	25,000,000 shares (3)	100%	83.3%
5% SHAREHOLDERS				
Common Stock	Global Hydrofuel Technologies Inc. Suite 513 – 1489 Marine Drive, West Vancouver, BC Canada V7T 1B8	25,000,000 shares (3)	100%	83.3%
Common Stock	Dil and Jagdish Gujral 2475 Skilift Road, West Vancouver, BC Canada V7S 2T5	25,000,000 shares (3)	100%	83.3%

(1) Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As of March 19, 2004, there were 25,000,000 shares of our common stock issued and outstanding.

(2) Assuming all Shares offered are sold.

(3) Represents 25,000,000 shares held by Global Hydrogen Technologies Inc., a private company controlled by Ms. Ricky Gujral, Mr. Dil Gujral and Ms. Jagdish Gujral.

Global Hydrogen Technologies Inc. is the parent of the Company and presently exercises control over all of our issued and outstanding shares of common stock.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

None of the following parties has, since our date of incorporation, had any material interest, direct or indirect, in any transaction with us or in any presently proposed transaction that has or will materially affect us, other than noted in this section:

- Any of our directors or executive officers;
- Any person proposed as a nominee for election as a director;
- Any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares of common stock;
- Any of our promoters;
- Any member of the immediate family, including spouse, parents, children, siblings, and in-laws, of any of the foregoing persons.

1. GHTI Share Acquisition

GHTI acquired 1,000 shares of our common stock on December 17, 2003 for total consideration of $10. These shares were reclassified as 25,000,000 shares of our common stock, par value $0.0001 effective March 17, 2004. GHTI is controlled by Ricky Gujral, our president, chief executive officer and a director, Dil Gujral, the father of Ricky Gujral, and Jagdish Gujral, the mother of Ricky Gujral.

2. GHTI Sub-License

We entered into the Sub-license Agreement with GHTI on March 15, 2004, as disclosed under Description of Business. In consideration of our rights under the Sub-License Agreement, we have agreed to pay the following amounts to GHTI:

1. $1,000,000, to be paid on the one-year anniversary of the date of the Sub-License Agreement, being March 15, 2005;

2. $666,667, to be paid on the two-year anniversary of the date of the Sub-License Agreement, being March 15, 2006;

3. $666,667, to be paid on the three-year anniversary of the date of the Sub-License Agreement, being March 15, 2007; and

4. $666,667, to be paid on the four-year anniversary of the date of the Sub-License Agreement, being March 15, 2008.

3. HPI Assumption of Lease

We have agreed to assume all obligations of GHTI, including the obligation to pay rent, pursuant to the lease agreement dated February 23, 2004 between GHTI and Alexandria Real Estate Equities, Inc. for our laboratory facility. As a result of this assumption, we are obligated to pay rent for this facility until the expiry of the initial term on August 31, 2004 and for any extended term following this initial term. Rent payments include a base rent of $848.33 per month, plus additional rent as set forth in the lease agreement.

SECURITIES BEING OFFERED

Securities Offered

We are offering up to 5,000,000 shares of our common stock through this Offering Circular.

Our Authorized Capital

Our authorized capital stock consists of 75,000,000 shares of common stock, with a par value of $0.0001 per share, and 1,000,000 shares of preferred stock, with a par value of $0.0001 per share. As of March 19, 2004, there were 25,000,000 shares of our common stock issued and outstanding that are held by one stockholder of record, namely GHTI. We have not issued any shares of preferred stock.

Our Common Stock

Our common stock is entitled to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors. Such voting rights are not cumulative and as such shareholders holding more than 50% of the outstanding shares of common stock are able to and will be able to elect all members of our board of directors. Except as otherwise required by law or provided in any resolution adopted by our board of directors with respect to any series of preferred stock, the holders of our common stock will possess all voting power. Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by all shares of our common stock that are present in person or represented by proxy, subject to any voting rights granted to holders of any preferred stock. Holders of our common stock representing a majority of our capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of our stockholders.

Subject to any preferential rights of any outstanding series of preferred stock created by our board of directors from time to time, the holders of shares of our common stock will be entitled to such cash dividends as may be declared from time to time by our board of directors from funds available therefor. We have not paid dividends on common stock and do not anticipate that we will pay dividends in the foreseeable future.

Subject to any preferential rights of any outstanding series of preferred stock created from time to time by our board of directors, upon liquidation, dissolution or winding up, the holders of shares of our common stock will be entitled to receive pro rata all assets available for distribution to such holders.

Stockholders have no pre-emptive rights to acquire additional shares of common stock. The common stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities. The shares of common stock, when issued, will be fully paid and non-assessable.

Preferred Stock

Our board of directors is authorized by our certificate of incorporation, as amended, to divide the authorized shares of our preferred stock into one or more series. Our board of directors is expressly authorized, by resolution of the board of directors adopted and filed in accordance with law, to provide, out of the unissued shares of preferred stock that have not been designated as to series, for series of preferred stock and, with

respect to each such series, to fix the number of shares in each series, the designation thereof, the powers (including voting powers, full or limited, if any), the preferences and relative, participating, optional or other special rights thereof, and the qualifications, limitations or restrictions thereon, of each series and the variations in such voting powers (if any) and preferences and rights as between series.

Dividend Policy

We have never declared or paid any cash dividends on our common stock. We currently intend to retain future earnings, if any, to finance the expansion of our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future.

Share Purchase Warrants

We have not issued and do not have outstanding any warrants to purchase shares of our common stock.

Options

We have not issued and do not have outstanding any options to purchase shares of our common stock.

Convertible Securities

We have not issued and do not have outstanding any securities convertible into shares of our common stock or any rights convertible or exchangeable into shares of our common stock.

PART F/S

The following financial statements of Hydrogen Power Inc. are included with this Offering Statement:

Financial Statements for the period from inception (December 17, 2003) to February 29, 2004, prepared by management, including:

a. Balance Sheet as at February 29, 2004;

b. Statement of Operations for the period from inception (December 17, 2003) to February 29, 2004;

c. Statement of Changes in Stockholders' Equity for the period from inception (December 17, 2003) to February 29, 2004;

d. Statement of Cash Flows for the period from inception (December 17, 2003) to February 29, 2004; and

e. Notes to Financial Statements.

HYDROGEN POWER INC.

FINANCIAL STATEMENTS

FOR THE PERIOD ENDED FEBRUARY 29, 2004

(Unaudited – Prepared by Management)

-------INDEX-------

Interim Balance Sheet

Interim Statement of Operations and Retained Earnings

Interim Cash Flow Statement

Interim Statement of Shareholder's Equity

Notes to Interim Financial Statements

HYDROGEN POWER INC.
INTERIM BALANCE SHEET
AS AT FEBRUARY 29, 2004

(Unaudited - Prepared by Management)

ASSETS

CURRENT	
Cash	$ 27,500
Total Assets	$ 27,500

LIABILITIES AND SHAREHOLDER'S EQUITY

LONGTERM	
Due to Shareholder (See Note 3)	$ 27,490
Total Liabilities	27,490
SHARE CAPITAL	
Share Capital (See Note 4)	10
Total Shareholder's Equity	10
Total Liabilities and Shareholder's Equity	$ 27,500

The accompanying notes are an integral part of these financial statements.

HYDROGEN POWER INC.
NOTES TO INTERIM FINANCIAL STATEMENTS
FOR THE PERIOD ENDED FEBRUARY 29, 2004

(Unaudited – Prepared by Management)

NOTE 1 – GENERAL

Hydrogen Power Inc. (the "Corporation") is a private corporation, incorporated on December 17, 2003 under the *General Corporation Law* of the State of Delaware.

NOTE 2 - BASIS OF PRESENTATION

These unaudited interim financial statements have been prepared in accordance with US generally accepted accounting principles. This basis of presentation is presented to assist the reader in understanding the Company's financial statements. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. These interim financial statements and notes include all adjustments necessary to effect a fair statement of results for the interim period. These interim financial statements and notes are representative of the Company's management who is responsible for their integrity and objectivity.

NOTE 3 – DU E TO SHAREHOLDER

The amount due to the shareholder is non-interest bearing with no specific terms for repayment.

NOTE 4 – SHARE CAPITAL

Authorized:
1,000 Class A common voting shares with par value of $0.01 per share
Issued:
1,000 Class A common shares $ 10

PART III – EXHIBITS

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibit
2.1	Certificate of Incorporation (1)
2.2	Bylaws (1)
2.3	Certificate of Amendment of Certificate of Incorporation (1)
4.1	Form of Subscription Agreement (1)
6.1	Sub-License Agreement and Consent dated March 15, 2004 between Hydrogen Power Inc., Global Hydrofuel Technologies Inc. and the University of British Columbia (1)
6.2	Lease Agreement dated February 23, 2004 between Global Hydrofuel Technologies Inc. and Alexandria Real Estate Equities, Inc. (1)
7.1	List of Material Foreign Patents (1)
10.1	Consent of Potter Anderson & Corroon regarding legal opinion. (1) (2)
11.1	Legal Opinion of Potter Anderson & Corroon regarding the legality of the shares offered. (1)

(1) Filed as an exhibit to this Offering Statement.
(2) Included with the Legal Opinion of Potter Anderson & Corroon filed as Exhibit 11.1

SIGNATURES

The issuer has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on the 22nd day of March, 2004.

HYDROGEN POWER INC.

By: ______________________

Ricky Gujral,
President and
Chief Executive Officer

The Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
RICKY GUJRAL	Director, President and Chief Executive Officer (Principal Executive Officer)	March 22, 2004
JOHN J. MARTIN	Director and Chief Financial Officer (Principal Accounting Officer)	March 22, 2004
JAMES G. MATKIN	Director, Chairman, Treasurer and Secretary	March 22, 2004

SIGNATURES

The issuer has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on the 22nd day of March, 2004.

HYDROGEN POWER INC.

By: ________________________

Ricky Gujral,
President and
Chief Executive Officer

The Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
RICKY GUJRAL	Director, President and Chief Executive Officer (Principal Executive Officer)	March 22, 2004
JOHN J. MARTIN	Director and Chief Financial Officer (Principal Accounting Officer)	March 22, 2004
JAMES G. MATKIN	Director, Chairman, Treasurer and Secretary	March 22, 2004

Original signature

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "HYDROGEN POWER INC.", FILED IN THIS OFFICE ON THE SEVENTEENTH DAY OF DECEMBER, A.D. 2003, AT 1:08 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

3731527 8100

030813780

AUTHENTICATION: 2828564

DATE: 12-20-03

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:11 PM 12/17/2003
FILED 01:08 PM 12/17/2003
SRV 030813780 - 3731527 FILE

CERTIFICATE OF INCORPORATION

OF

HYDROGEN POWER INC.

* * * * *

1. The name of the corporation is Hydrogen Power Inc.

2. The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

3. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

4. The total number of shares of all classes of capital stock which the corporation shall have authority to issue is 1,000 shares of Class A common voting stock, par value $.01 per share.

5. The name and mailing address of the sole incorporator is Ricky Gujral, 1010 – 1942 Westlake Avenue, Seattle, WA, 98101.

6. In furtherance and not in limitation of the powers conferred by statute, the board of directors is expressly authorized to adopt, amend, or repeal the bylaws of the corporation.

7. Elections of directors need not be by written ballot unless the bylaws of the corporation shall so provide.

8. To the fullest extent permitted by law, no director of the corporation shall be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director except for liability (i) for any breach of the director's duty of loyalty

to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived any improper personal benefit. This provision shall not eliminate or limit the liability of a director for any act or omission occurring prior to the date on which it becomes effective.

9. The names and addresses of the initial directors of the corporation are:

Name	Address
Jim Markin	1416 West 29th Avenue, Vancouver, BC, V6M 1T3
James Diffendorfer	2442 Monterey Ave, NE Renton, WA 98056
Ricky Gujral	#1010 – 1942 Westlake Avenue, Seattle, WA., 98101

and each shall serve until his successor shall be duly elected and shall qualify.

THE UNDERSIGNED, being the sole incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, does make this certificate, hereby declaring and certifying that this is her act and deed and that the facts herein stated are true, and has executed this certificate on the 11 day of December, 2003.

Ricky Gujral, Sole Incorporator

EXHIBIT 2.2

BYLAWS

OF

HYDROGEN POWER INC.

ARTICLE I

OFFICES

Section 1.1 The registered office shall be in the city of Wilmington, County of New Castle, State of Delaware.

Section 1.2 The corporation may also have offices at such other places both within and without the State of Delaware as the board of directors may from time to time determine or the business of the corporation may require.

ARTICLE II

MEETINGS OF STOCKHOLDERS

Section 2.1 Meetings of the stockholders for any purpose may be held either within or without the State of Delaware as shall be designated from time to time by the board of directors and stated in the notice of the meeting.

Section 2.2 The annual meeting of the shareholders shall be held on the first Monday in the month of March in each year, or on such other day as shall be fixed by the board of directors, for the purpose of electing directors and for the transaction of such other business as may come before the meeting. If the day fixed for the annual meeting is a legal holiday in the State of Delaware, such meeting shall be held on the next succeeding business day

Section 2.3 Written notice of the annual meeting stating the place, date and hour of the meeting shall be given to each stockholder entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting.

Section 2.4 The officer who has charge of the stock ledger of the corporation shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder for any purpose germane to the meeting during ordinary business hours for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting or, if not so specified, at the place where the meeting is to be held. The

list shall also be produced and kept at the time and place of the meeting during the whole time thereof and may be inspected by any stockholder who is present.

Section 2.5 Special meetings of the shareholders for any purpose or purposes, unless otherwise prescribed by statute or by the certificate of incorporation, may be called by the president, the chairman, or the board of directors and shall be called upon written demand of the holders of not less than one-tenth (1/10) of all outstanding votes of the corporation entitled to be cast at the meeting, which demand shall be delivered to the corporation's secretary and shall describe the purpose or purposes for which the meeting is to be held.

Section 2.6 Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting.

Section 2.7 Business transacted at any special meeting of stockholders shall be limited to the purpose(s) stated in the notice.

Section 2.8 The holders of a majority of the stock issued and outstanding and entitled to vote at any meeting of stockholders, present in person or represented by proxy, shall constitute a quorum for the transaction of business, except as otherwise provided by statute or by the certificate of incorporation. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat present in person or represented by proxy shall have power to adjourn the meeting, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented any business may be transacted which might have been transacted at the meeting as originally notified. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 2.9 When a quorum is present at any meeting the vote of the holders of a majority of the stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of the statutes or of the certificate of incorporation a different vote is required, in which case such express provision shall govern and control the decision of such question.

Section 2.10 Unless otherwise provided in the certificate of incorporation, each stockholder shall at every meeting of the stockholders be entitled to one vote in person or by proxy for each share of stock having voting power held by such stockholder, but no proxy shall be voted on after six (6) months from its date unless the proxy provides for a longer period.

Section 2.11 Unless otherwise provided in the certificate of incorporation, any action required to be taken at any annual or special meeting of stockholders of the corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting without prior notice and without a vote if a consent in writing, setting forth the

action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

ARTICLE III

DIRECTORS

Section 3.1 The number of directors which shall constitute the whole board shall be not less than one (1) nor more than nine (9). The directors shall be elected at the annual meeting of the stockholders, except as provided in Sections 2 and 3 of this Article, and each director elected shall hold office until his successor is elected and qualified. Directors need not be stockholders.

Section 3.2 If the annual meeting for election of directors is not held on the date designated therefor, the directors shall cause said meeting to be held as soon thereafter as convenient.

Section 3.3 Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced. If there are no directors in office, election of directors may be held in the manner provided by statute. If at the time of filling any vacancy or any newly created directorship the directors then in office shall constitute less than a majority of the whole board (as constituted immediately prior to any such increase), the Court of Chancery may, upon application of any stockholder or stockholders holding at least ten percent (10%) of the total number of the shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office.

Section 3.4 The business of the corporation shall be managed by or under the direction of its board of directors which may exercise all such powers of the corporation and do all such lawful acts and things as are not by statute or by the certificate of incorporation or by these bylaws directed or required to be exercised or done by the stockholders.

MEETINGS OF THE BOARD OF DIRECTORS

Section 3.5 The board of directors of the corporation may hold meetings, both regular and special, either within or without the State of Delaware.

Section 3.6 The first meeting of each newly elected board of directors shall be held at such time and place as shall be fixed by vote of the stockholders at the annual meeting and no

notice of such meeting to the newly elected directors shall be necessary in order legally to constitute the meeting, provided that a quorum shall be present. In the event of the failure of the stockholders to fix the time or place of such first meeting of the newly elected board of directors, or in the event such meeting is not held at the time and place so fixed by the stockholders, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the board of directors, or as shall be specified in a written waiver signed by all of the directors.

Section 3.7 Regular meetings of the board of directors may be held without notice at such time and at such place as shall from time to time be determined by the board.

Section 3.8 Special meetings of the board may be called by the president, upon three (3) days notice to each director, either personally or by mail or telephone or telegraph; special meetings shall be called by the president in like manner and on like notice upon the written request of two (2) directors.

Section 3.9 At all meetings of the board a majority of the directors shall constitute a quorum for the transaction of business. If a quorum of the board of directors are present at any meeting, the act of a majority of the directors present shall be the act of the board of directors, except as may be otherwise specifically provided by statute or by the certificate of incorporation. If a quorum shall not be present at any meeting of the board of directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Section 3.10 Unless otherwise restricted by the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the board of directors or of any committee thereof may be taken without a meeting if all members of the board or committee, as the case may be, consent thereto in writing and the writing or writings are filed with the minutes of proceedings of the board or committee.

Section 3.11 Unless otherwise restricted by the certificate of incorporation or these bylaws, members of the board of directors or any committee designated by the board of directors may participate in a meeting of the board of directors or of any committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

COMMITTEES OF DIRECTORS

Section 3.12 The board of directors may, by resolution passed by a majority of the whole board, designate one or more committees, each committee to consist of one or more of the directors of the corporation. The board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee.

In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the board of directors to act at the meeting in the place of any such absent or disqualified member.

Any such committee, to the extent provided in the resolution of the board of directors, shall have and may exercise all the powers and authority of the board of directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to amending the certificate of incorporation (except that a committee may, to the extent authorized in a resolution or resolutions providing for the issuance of shares of stock adopted by the board of directors as provided in Section 151(a), fix any of the preferences or rights of such shares relating to dividends, redemption, dissolution, any distribution of assets of the corporation or the conversion into or exchange of such shares for shares of any other class or classes or any other series of the same or any other class or classes of stock of the corporation), adopting an agreement of merger or consolidation, recommending to the stockholders the sale, lease, or exchange of all or substantially all of the corporation's property and assets, recommending to the stockholders a dissolution of the corporation or a revocation of a dissolution, or amending the bylaws of the corporation; and, unless the resolution or the certificate of incorporation expressly so provide, no such committee shall have the power or authority to declare a dividend or to authorize the issuance of stock or to adopt a certificate of ownership and merger. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the board of directors.

Section 3.13 Each committee shall keep regular minutes of its meetings and report the same to the board of directors when required.

COMPENSATION OF DIRECTORS

Section 3.14 Unless otherwise restricted by the certificate of incorporation or these bylaws, the board of directors shall have the authority to fix the compensation of directors. The directors may be paid their expenses, if any, of attendance at each meeting of the board of directors and may be paid a fixed sum for attendance at each meeting of the board of directors or a stated salary as director. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

REMOVAL OF DIRECTORS

Section 3.15 Unless otherwise restricted by the certificate of incorporation or by law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of shares entitled to vote at an election of directors.

ARTICLE IV

NOTICES

Section 4.1 Whenever, under the provisions of the statutes or of the certificate of incorporation or of these bylaws, notice is required to be given to any director or stockholder, it shall not be construed to mean personal notice, but such notice may be given in writing, by mail addressed to such director or stockholder at his address as it appears on the records of the corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail. Notice to directors may also be given by telephone or telegraph.

Section 4.2 Whenever any notice is required to be given under the provisions of the statutes or of the certificate of incorporation or of these bylaws, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

ARTICLE V

OFFICERS

Section 5.1 The officers of the corporation shall be chosen by the board of directors and shall be a president, a secretary and a treasurer. Such other officers and assistant officers as may be deemed necessary may be elected or appointed by the board of directors. Any number of offices may be held by the same person, unless the certificate of incorporation or these bylaws otherwise provide.

Section 5.2 The board of directors, at its first meeting after each annual meeting of stockholders, shall elect a president, a secretary and a treasurer.

Section 5.3 The board of directors may appoint such other officers and agents as it shall deem necessary who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the board.

Section 5.4 The salaries of all officers and agents of the corporation shall be fixed by the board of directors.

Section 5.5 The officers of the corporation shall hold office until their successors are chosen and shall qualify. Any officer elected or appointed by the board of directors may be removed at any time by the affirmative vote of a majority of the board of directors. Any vacancy occurring in any office of the corporation shall be filled by the board of directors.

CHAIRMAN

Section 5.6 The chairman of the board of directors, if any be elected, shall be the principal officer of the board of directors and shall in general supervise and control the business and affairs of the board. He shall, when present, preside at all meetings of the board of directors. He may sign, with the secretary, or any other proper officer of the corporation thereunto authorized by the board of directors, certificates for shares of the corporation, any deeds, mortgages, bonds, contracts, or other instruments which the board of directors has authorized to be executed, except in cases where the signing and execution thereof shall be expressly delegated by the board of directors or by these bylaws to some other officer or agent of the corporation, or shall be required by law to be otherwise signed or executed.

PRESIDENT

Section 5.7 The president shall be the chief executive officer of the corporation, shall preside at all meetings of the stockholders and at meetings of the board of directors in the event that no chairman shall be elected or in the absence of the chairman. He shall have general and active management of the business of the corporation and shall see that all orders and resolutions of the board of directors are carried into effect.

Section 5.8 He shall execute bonds, mortgages and other contracts requiring a seal, under the seal of the corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the board of directors to some other officer or agent of the corporation.

VICE-PRESIDENT

Section 5.9 In the absence of the president or in the event of his inability or refusal to act, the vice-president, if any (or in the event there be more than one vice-president, the vice presidents in the order designated by the directors, or in the absence of any designation, then in the order of their election) shall perform the duties of the president and when so acting shall have all the powers of and be subject to all the restrictions upon the president. The vice-president shall perform such other duties and have such other powers as the board of directors may from time to time prescribe.

SECRETARY AND ASSISTANT SECRETARY

Section 5.10 The secretary shall attend all meetings of the board of directors and all meetings of the stockholders and record all the proceedings of the meetings of the corporation and of the board of directors in a book to be kept for that purpose, and shall perform like duties for the standing committees when required. He shall give, or cause to be given, notice of all meetings of the stockholders and of special meetings of the board of directors, and shall perform such other duties as may be prescribed by the board of directors or president, under whose supervision he shall be. He shall have custody of the corporate seal of the corporation and he, or an assistant secretary, shall have authority to affix the same to any instrument requiring it and, when so affixed, it may be attested by his signature or by the signature of such assistant

secretary. The board of directors may give general authority to any other officer to affix the seal of the corporation and to attest the affixing by his signature.

Section 5.11 The assistant secretary, or if there be more than one, the assistant secretaries in the order determined by the board of directors (or if there be no such determination, then in the order of their election), shall, in the absence of the secretary or in the event of his inability or refusal to act, perform the duties and exercise the powers of the secretary and shall perform such other duties and have such other powers as the board of directors may from time to time prescribe.

TREASURER AND ASSISTANT TREASURER

Section 5.12 The treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the board of directors.

Section 5.13 He shall disburse the funds of the corporation as may be ordered by the board of directors, taking proper vouchers for such disbursements, and shall render to the president and the board of directors, at its regular meetings, or when the board of directors so requires, an account of all his transactions as treasurer and of the financial condition of the corporation.

Section 5.14 If required by the board of directors, he shall give the corporation a bond, in such sum and with such surety or sureties as shall be satisfactory to the board of directors, for the faithful performance of the duties of his office and for the restoration to the corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the corporation.

Section 5.15 The assistant treasurer, or if there shall be more than one, the assistant treasurers in the order determined by the board of directors (or if there be no such determination, then in the order of their election), shall, in the absence of the treasurer or in the event of his inability or refusal to act, perform the duties and exercise the powers of the treasurer, and shall perform such other duties and have such other powers as the board of directors may from time to time prescribe.

ARTICLE VI

CERTIFICATES FOR SHARES

Section 6.1 The shares of the corporation shall either be represented by a certificate or uncertificated. Certificates shall be signed by or in the name of the corporation by the chairman or vice-chairman of the board of directors, or the president or a vice-president and the treasurer or an assistant treasurer, or the secretary or an assistant secretary of the corporation.

Within a reasonable time after the issuance or transfer of uncertificated stock, the corporation shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates pursuant to Sections 151, 156, 202(a) or 218(a) of the Delaware General Corporation Law, or a statement that the corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative participating, option, or other special rights of each class of stock or series thereof and the qualifications, limitations, or restrictions of such preferences and/or rights.

Section 6.2 Any of or all the signatures on a certificate may be facsimile. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate issued, it may be issued by the corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue.

LOST CERTIFICATES

Section 6.3 The board of directors may direct a new certificate or uncertificated shares to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen, or destroyed upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen, or destroyed. When authorizing such issue of a new certificate or certificates or uncertificated shares, the board of directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen, or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require and/or to give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen, or destroyed.

TRANSFER OF STOCK

Section 6.4 Upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignation, or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books. Upon receipt of proper transfer instructions from the registered owner of uncertificated shares, such uncertificated shares shall be canceled and issuance of new equivalent uncertificated shares or certificated shares shall be made to the person entitled thereto and the transaction shall be recorded upon the books of the corporation.

RESTRICTIONS UPON TRANSFER OF STOCK

Section 6.5 No holder of the shares of stock of this corporation shall sell, assign, transfer, donate, mortgage, pledge, or hypothecate the same until they have been offered in writing to the corporation. Said offer shall be addressed in writing to the president of the corporation and shall be mailed by certified mail to the president at the mailing address of the

corporation's principal place of business. The corporation shall have the right to purchase said shares at the book value thereof.

The corporation may purchase said stock by paying to the offering stockholder the book value thereof within fifteen (15) days of the date of receipt of the written offer.

If the corporation does not accept the offer of the stockholder by notifying him of its acceptance within fifteen (15) days after it has been received by the corporation, then the stockholder shall offer the stock to all other stockholders of the corporation at book value. The offer to all other stockholders of the corporation shall be in writing and shall be mailed by certified mail to each stockholder at the stockholder's address appearing on the books of the corporation. If none of the stockholders accepts the offer by notifying the offeror stockholder of his acceptance within fifteen (15) days after such offer has been received by the stockholder, then the offeror stockholder of such shares may sell, assign, transfer, donate, mortgage, pledge, or hypothecate said stock to any other person; provided, however, that this right to sell, assign, transfer, donate, mortgage, pledge, or hypothecate said stock shall be exercised within sixty (60) days of the date of receipt of the first offer to the corporation; otherwise the right shall be waived; and provided also that the shares that are the subject hereof shall remain subject to these restrictions in the hands of the transferee stockholder acquiring the stock hereunder. If more than one stockholder accepts the offer, then the shares so offered shall be equally divided among all stockholders who do accept such offer.

The corporation or the stockholders to whom the stock is offered in accordance with the terms of this provision may purchase all or less than all of the stock offered to them.

This restriction shall not apply to a transfer by operation of law upon the death of any stockholder to his heirs-at-law or next-of-kin, whether by virtue of a will or the intestacy laws; provided, however, that all persons (e.g., heirs, administrators, executors, trustees) who acquire stock under this exception shall hold said stock subject to these transfer restrictions.

No shares of stock of the corporation shall be sold or transferred on the books of the corporation unless these provisions have been complied with, but the board of directors may in any particular instance waive the corporation's right to purchase such shares by unanimous vote thereof, and the other stockholders may in any particular instance waive the requirements of this section by written waiver filed with the secretary of the corporation.

"Book value" as used in this article shall be defined as the book value of the stock of the corporation as shown on the balance sheet prepared by the certified public accountant for the corporation in connection with the last annual audit of the corporation made prior to the date of the offer. The determination of book value shall be made in accordance with sound accounting practice and the following shall be observed:

(a) No allowance of any kind shall be made for goodwill, trade name, or any similar intangible asset;

(b) All accounts payable shall be taken at the face amount thereof, less discounts deductible therefrom, and all accounts receivable shall be taken at the face amount thereof, less discounts to the customers and a reasonable reserve for bad debts;

(c) All machinery, fixtures and equipment shall be taken at the value appearing on the books of the corporation;

(d) Inventory of merchandise and supplies shall be computed at cost or market value, whichever is lower;

(e) All unpaid and accrued taxes shall be deducted as liabilities; and

(f) All real estate owned by the corporation shall be taken at its fair market value as determined by a licensed real estate appraiser selected by the parties. If the parties are unable to agree on a real estate appraiser for this purpose, then each party shall select one real estate appraiser and these two shall select a third. It shall then be the duty of the appraisers so chosen to ascertain the fair market value of the corporation's real estate holdings.

The determination of the accountant or the appraisers, as the case may be, made in accordance with the above shall be binding upon the corporation and upon all stockholders.

Notwithstanding the foregoing, transfer by the shareholder of all or any portion of his shares to his spouse or issue by gift or devise is exempt from the restrictions set forth in this paragraph; provided, however, that said shares shall remain subject to these restrictions in the hands of said spouse or issue.

The corporation and the stockholders may in any particular instance waive their right to purchase stock pursuant to this Section 5.4 by written waiver filed with the corporation.

FIXING RECORD DATE

Section 6.6 In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion, or exchange of stock or for the purpose of any other lawful action, the board of directors may fix, in advance, a record date which shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the board of directors may fix a new record date for the adjourned meeting.

REGISTERED STOCKHOLDER

Section 6.7 The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and to vote as such

owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

ARTICLE VII

GENERAL PROVISIONS

DIVIDENDS

Section 7.1 Dividends upon the capital stock of the corporation, subject to the provisions of the certificate of incorporation, if any, may be declared by the board of directors at any regular or special meeting pursuant to law. Dividends may be paid in cash, in property, or in shares of the corporation's stock, subject to the provisions of the certificate of incorporation.

Section 7.2 Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the directors shall think conducive to the interest of the corporation; and the directors may modify or abolish any such reserve in the manner in which it was created.

ANNUAL STATEMENT

Section 7.3 Upon a call for the same by vote of the stockholders, the board of directors shall present at an annual meeting, or at any special meeting of the stockholders called for the purpose, a full and clear statement of the business and condition of the corporation.

CHECKS

Section 7.4 All checks or demands for money and notes of the corporation shall be signed by such officer or officers or such other person or persons as the board of directors may from time to time designate.

FISCAL YEAR

Section 7.5 The fiscal year of the corporation shall end on December 31 each year.

SEAL

Section 7.6 The corporate seal shall have inscribed thereon the name of the corporation and the state and year of its organization. The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

ARTICLE VIII

AMENDMENTS

Section 8.1 These bylaws may be altered, amended, or repealed, and new bylaws adopted by the board of directors, at any annual or regular meeting of the board of directors, or at a special meeting of the board of directors, if notice of such alteration, amendment, repeal, or adoption of new bylaws be contained in the notice of such special meeting. Such right to alter, amend or repeal these bylaws and adopt new bylaws shall not divest or limit the power of the stockholders to adopt, amend, or repeal bylaws or adopt new bylaws.

ARTICLE IX

INDEMNIFICATION

Section 9.1 Any person who is or was an employee, officer or director of the corporation, or of any other corporation or organization which he served as such at the request of the corporation, shall, unless prohibited by law, be indemnified by the corporation in accordance with Section 2 below, against reasonable expenses paid or incurred by him in connection with or resulting from any claim, action, suit, or proceeding (whether brought by or in the right of the corporation or such other corporation, organization or otherwise), whether civil, criminal, administrative or investigative, including any appeal therein, in which he may be involved, or is threatened to be involved, as a party or otherwise, by reason of any action taken or not taken in his capacity as an employee, officer, or director, provided such person acted in good faith in what he reasonably believed to be the best interest of the corporation or such other corporation or organization, and, in addition, with respect to any criminal actions or proceedings, reasonably believed that his conduct was lawful. The termination of any claim, action, suit, or proceeding, by judgment, settlement (whether with or without court approval), adverse decision, or conviction after trial or upon a plea of guilty or of nolo contendere, or its equivalent, shall not create a presumption that such person did not meet the standards of conduct set forth in this Section 1. As used in this Article IX the term "expenses," shall include but not be limited to attorneys' fees and disbursements, amounts of judgments, fines, or penalties against, and amounts paid in settlement by, such person.

Section 9.2 Any person claiming indemnification under Section 1 of this Article IX who has been wholly successful, on the merits or otherwise, with respect to any claim, action, suit, or proceeding of the character described in Section 1, shall be reimbursed by the corporation

for the amounts of all reasonable expenses paid by him. Any other person claiming indemnification under Section 1 shall be reimbursed by the corporation for his reasonable expenses if (i) a majority of those directors of the corporation who are not parties to such claim, action, suit, or proceeding shall deliver to the corporation their written findings that such person is entitled to reimbursement under the provisions of Section 1 above, or (ii) if there be no such directors, independent legal counsel (who may be regular counsel for the corporation) selected by the board of directors, whether or not a disinterested quorum exists, shall deliver to the corporation written advice that, in their judgment, such person is so entitled.

Section 9.3 Any expenses incurred with respect to any claim, action, suit, or proceeding of the character described in Section 1 of this Article IX may be advanced by the corporation prior to the final disposition thereof upon receipt of an undertaking by or on behalf of the person to repay such amount if it is ultimately determined that he is not to be indemnified under this Article IX.

Section 9.4 The rights of indemnification provided in this Article IX shall be in addition to any other rights to which any such person may otherwise be entitled by contract or as a matter of law; and in the event of such person's death, such rights shall extend to his heirs and legal representatives.

Section 9.5 The foregoing provisions of this Article IX shall be deemed to be a contract between the corporation and each employee, director and officer who serves in such capacity at any time while this Article IX and the relevant provisions of the General Corporation Law of the State of Delaware, and other applicable law, if any, are in effect, and any repeal or modification thereof shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing, or any claim, action, suit, or proceeding theretofore or thereafter brought or threatened based in whole or in part upon any such state of facts.

ADOPTED: DECEMBER 17, 2003

EXHIBIT 2.3

Delaware

PAGE 1

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "HYDROGEN POWER INC.", FILED IN THIS OFFICE ON THE SEVENTEENTH DAY OF MARCH, A.D. 2004, AT 5:04 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

3731527 8100

040199918

Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

AUTHENTICATION: 2985469

DATE: 03-17-04

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:35 PM 03/17/2004
FILED 05:04 PM 03/17/2004
SRV 040199918 - 3731527 FILE

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
HYDROGEN POWER INC.

Hydrogen Power Inc., a corporation duly organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation"),

DOES HEREBY CERTIFY THAT:

FIRST: The Certificate of Incorporation of the Corporation is hereby amended by deleting paragraph 4. thereof in its entirety and inserting the following in lieu thereof:

> "4. The total number of shares of all classes of stock which the corporation shall be authorized to issue is 76,000,000 shares, divided into 75,000,000 shares of Common Stock, par value $.0001 per share (the "Common Stock"), and 1,000,000 shares of Preferred Stock, par value $.0001 per share (the "Preferred Stock"). Each share of Class A common voting stock of the par value of $.01 per share of the corporation issued and outstanding immediately prior to the effective date of this Certificate of Amendment is hereby reclassified, changed, and converted into twenty-five thousand (25,000) fully-paid and nonassessable shares of Common Stock of the par value of $.0001 per share.
>
> The Preferred Stock may be issued from time to time in one or more series. The Board of Directors of the corporation is expressly authorized, by resolution adopted and filed in accordance with law, to provide, out of unissued shares of Preferred Stock that have not been designated as to series, for series of Preferred Stock and, with respect to each such series, to fix the number of shares in each series, the designation thereof, the powers (including voting powers, full or limited, if any), the preferences and relative, participating, optional or other special rights thereof, and the qualifications, limitations or restrictions thereon, of each series and the variations in such voting powers (if any) and preferences and rights as between series. Any shares of any class or series of Preferred Stock purchased, exchanged, converted or otherwise acquired by the corporation, in any manner whatsoever shall be retired and cancelled promptly after the acquisition thereof. All such shares

shall upon their cancellation become authorized but unissued shares of Preferred Stock, without designation as to series, and may be reissued as part of any series of Preferred Stock created by resolution or resolutions of the Board of Directors of the corporation, subject to the conditions and restrictions on issuance set forth in this certificate of incorporation or in such resolution or resolutions."

SECOND: The foregoing amendment was duly adopted in accordance with the provisions of Sections 242 and 228 (by the written consent of the sole stockholder of the Corporation) of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said Hydrogen Power Inc. has caused this Certificate to be signed by its authorized officer, this 16 day of March, 2004.

HYDROGEN POWER INC.

By: James Matkin
Name: James MATKIN
Office: President.

PAC 623543

190949-338055
VDO_DOCS #1298730 v. 1

EXHIBIT 4.1

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION") HAS NOT PASSED UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED THAT ARE THE SUBJECT OF THIS SUBSCRIPTION AGREEMENT OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

SUBSCRIPTION AGREEMENT

THIS AGREEMENT is made effective as of the ______ day of______________, 2004.

BETWEEN:

THE SUBSCRIBER LISTED ON THE EXECUTION PAGE TO THIS AGREEMENT

(hereinafter called the "Subscriber")

OF THE FIRST PART

AND:

<u>HYDROGEN POWER INC.</u>,
a Delaware corporation

(hereinafter called the "Company")

OF THE SECOND PART

THE PARTIES HEREBY AGREE AS FOLLOWS:

1. DEFINITIONS

1.1 The following terms will have the following meanings for all purposes of this Agreement.

(a) "Agreement" shall mean this Agreement, and all schedules and amendments to in the Agreement.

(b) "Common Stock" means the Common Stock of the Company without par value.

(c) "Exchange Act" shall mean the United States Securities Exchange Act of 1934, as amended.

(d) "Subscriber" shall mean the Subscriber executing the signature page to this Agreement.

(e) "Offering" shall mean the offering of up to 5,000,000 shares of Common Stock at a price of $0.20 per share by the Company pursuant to Regulation A of the Securities Act.

(f) "Offering Circular" shall mean the offering circular prepared by the Company with respect to the Offering and included with the Form 1-A offering statement filed by the Company with the SEC pursuant to Regulation A of the Securities Act.

(g) "Purchase Price" means the purchase price payable by the Subscriber to the Company in consideration for the purchase and sale of the Shares in accordance with Section 2.1 of this Agreement.

(h) "SEC" shall mean the United States Securities and Exchange Commission.

(i) "Securities Act" shall mean the United States Securities Act of 1933, as amended.

(j) "Shares" means those Common Stock to be purchased by the Subscriber;

1.2 All dollar amounts referred to in this agreement are in United States funds.

2. PURCHASE AND SALE OF SHARES

2.1 Subject to the terms and conditions of this Agreement, the Subscriber hereby subscribes for and agrees to purchase from the Company such number of Shares as is set forth upon the signature page hereof at a price equal to $0.20 US per Share. Upon execution, the subscription by the Subscriber will be irrevocable.

2.2 The Subscriber will complete the purchase of the Shares by delivering to the Company payment of the Purchase Price by cheque, bank draft of cashier's cheque payable to the Company concurrently with the execution of this Agreement.

2.3 Upon execution by the Company, the Company agrees to sell such Shares to the Subscriber for the Purchase Price.

2.4 Any acceptance by the Company of the Subscription is conditional upon compliance with all securities laws and other applicable laws of the jurisdiction in which the Subscriber is resident. Each Subscriber will deliver to the Company all other documentation, agreements, representations and requisite government forms required by the lawyers for the Company as required to comply with all securities laws and other applicable laws of the jurisdiction of the Subscriber.

2.5 The Subscriber hereby authorizes and directs the Company to deliver the securities to be issued to such Subscriber pursuant to this Agreement to the Subscriber's address indicated on the signature page of this Agreement.

2.6 The Subscriber acknowledges and agrees that the subscription for the Shares and the Company's acceptance of the subscription is not subject to any minimum subscription for the Offering.

2.7 The Subscriber acknowledges that the Company has the right to reject this Subscription Agreement either in whole or in part, in its sole discretion.

3. ACKNOWLEDGEMENTS, REPRESENTATIONS AND WARRANTIES OF THE SUBSCRIBER

The Subscriber acknowledges, represents and warrants to the Company as follows, and acknowledges that the Company is relying upon such acknowledgements, representations and warranties in connection with the sale of the Shares to such Subscriber:

3.1 The Subscriber has received a copy of the Offering Circular and has had full opportunity to review the Offering Circular with the Subscriber's legal and financial advisors.

3.2 The Subscriber acknowledges that an investment in the Shares involves significant risks, as set forth in the "Risk Factors" section of the Offering Circular.

3.3. The Subscriber acknowledges that the Shares will be issued by the Company pursuant to the exemption from registration under the Securities Act provided by Regulation A of the Securities Act and that the SEC has not made an independent determination that the Shares offered are exemption from the registration requirements of the Securities Act.

3.4 The Subscriber acknowledges that no federal or state agency has made any findings or determination regarding the fairness of the offering of the Shares, the accuracy or adequacy of the Offering Circular, or any recommendation or endorsement concerning an investment in the Shares.

3.5 The Shares will be acquired by the Subscriber for investment for the Subscriber's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that the Subscriber has no present intention of selling, granting any participation in, or otherwise distributing the same. The Subscriber does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to any of the Shares.

3.6 This Agreement has been duly authorized, validly executed and delivered by the Subscriber.

4. MISCELLANEOUS

4.1 Any notice or other communication given hereunder shall be deemed sufficient if in writing and sent by registered or certified mail, return receipt requested, addressed to the Company, at its head office at 1010-1942 Westlake Avenue, Seattle, WA 98101, Attention: Ms. Ricky Gujral, President, and to the Subscriber at his/her address indicated on the last page of this Subscription Agreement. Notices shall be deemed to have been given on the date of mailing, except notices of change of address, which shall be deemed to have been given when received.

4.2 The parties agree to execute and deliver all such further documents, agreements and instruments and take such other and further action as may be necessary or appropriate to carry out the purposes and intent of this Subscription Agreement.

IN WITNESS WHEREOF, this Subscription Agreement is executed as of the day and year first written above.

Number of Shares Subscribed For: ______________ **Shares**

Signature of Subscriber: ______________

Name of Subscriber: ______________

Address of Subscriber: ______________

____

____

ACCEPTED BY:

HYDORGEN POWER INC.
by its authorized signatory:

Signature of Authorized Signatory: ______________

Name of Authorized Signatory: ______________

Position of Authorized Signatory: ______________

Date of Acceptance: ______________

EXHIBIT 6.1

SUBLICENSE AGREEMENT AND CONSENT

The following Sublicense Agreement and Consent ("Agreement") is effective as of March 15, 2004 ("Effective Date") between Global Hydrofuel Technologies Inc., a federal corporation ("GHTI Canada"), Hydrogen Power Inc., a Delaware corporation ("HPI") and the University of British Columbia, a corporation continued under the *University Act* of British Columbia ("UBC").

WHEREAS, under a License Agreement between UBC and GHTI Canada dated October 22, 2003 ("Principal License"), UBC granted to GHTI Canada an exclusive worldwide license to certain rights in the Technology (as defined in the Principal License), and GHTI Canada desires to sublicense certain marketing and distribution rights in the Technology to HPI.

NOW THEREFORE, in consideration of the foregoing and the mutual agreements hereinafter set forth and for other good and valuable consideration on the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.0 GRANT OF LICENSE

1.1 Subject to the terms of the Principal License, GHTI Canada grants to HPI, under GHTI's rights in the Technology, the following rights ("Sublicense"):

(a) exclusive rights to use the Technology and any UBC Improvements and to market, manufacture and distribute the Products in the United States, Mexico, Central and South America;

(b) non-exclusive rights to market and distribute the Products using the Technology and any UBC Improvements in Canada; and

(c) non-exclusive right to use any trademarks, service marks or logos associated with the Technology in the Territory that GHTI Canada is entitled to use ("Marks").

1.2 Subject to the terms of the Principal License, GHTI Canada grants to HPI the non-exclusive, non-transferable rights to develop, modify, enhance and improve the Technology.

1.3 HPI acknowledges and agrees that GHTI Canada has reserved all other rights including the rights to develop, enhance, market, facilitate, sublicense, install, maintain and support the Technology except as expressly granted to HPI in Section 1.1 for Canada (on a non-exclusive basis), the United States, Mexico, Central and South America (on an exclusive basis).

1.4 HPI acknowledges and agrees that developments, enhancements, modifications or improvements to the Technology developed, modified, enhanced or improved by HPI shall be owned by GHTI Canada or as otherwise provided under the Principal License.

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2.0 RESPONSIBILITIES OF HPI

2.1 HPI will, unless otherwise authorized by GHTI Canada in writing:

(a) comply in all respects with the Principal License, a true, correct and complete copy of which is attached to this Agreement and made a part of as Exhibit A;

(b) devote sufficient resources to carry out its obligations and to utilize its rights under this Agreement;

(c) promptly pay all sums due to GHTI Canada;

(d) grant GHTI Canada the right, at all reasonable times, to inspect its facilities, operations, books and records to ascertain compliance with this Agreement;

(e) where appropriate, use any notices or symbols required by local law to indicate that the Marks are registered; and

(f) provide to GHTI Canada:

(i) annual financial statements and reports during the term of this agreement (which need not be audited);

(ii) regulatory or other government reports filed by or related to the operations of HPI;

(iii) reports of any developments, modifications, enhancements or improvements to the Technology or other significant developments or untoward events; and

(iv) other data requested by GHTI Canada.

3.0 FEES

3.1 In consideration of the license granted herein, HPI agrees to pay to GHTI Canada the fees as set forth on Exhibit B ("Fees"). HPI agrees that the Fees will not be subject to any reduction if any portion of the Technology or any rights pertaining thereto become unavailable for use in the Territory for any reason whatsoever during the term of this Agreement.

3.2 All payments made under this Agreement shall be made in U.S. Dollars.

3.3 The obligations of HPI hereunder to make payments in U.S. Dollars shall not be discharged or satisfied by any tender or recovery pursuant to any judgment expressed in or converted into any other currency (the "Other Currency") except to the extent that such tender or recovery results in the effective receipt by GHTI Canada of the full amount of Dollars payable when converted at the Rate of Exchange (as defined below) payable on the date of payment (or as soon thereafter as it is practicable for GHTI Canada to

gH

purchase U.S. Dollars) under the terms of this Agreement, and HPI shall be obligated to indemnify GHTI Canada for any difference between such full amount and the amount effectively received by GHTI Canada pursuant to any such tender or recovery. The determination by GHTI Canada of amounts effectively received by it shall be prima facie correct. As used herein the term Rate of Exchange means the rate at which GHTI Canada is able on the relevant date to purchase U.S. Dollars with the Other Currency and shall include any premiums and costs of exchange payable in connection with the purchase of, or conversion into, U.S. Dollars.

3.4 All payments made by HPI under this Agreement shall be made free and clear of, and without deduction for or on account of, any present or future income, stamp or other taxes, levies, imposts, duties, charges, fees, deductions or withholdings, now or hereafter imposed, levied, collected, withheld or assessed by any governmental authority, excluding net income taxes or franchise taxes imposed on GHTI Canada as a result of a present or former connection between the jurisdiction of the governmental authority imposing such tax and GHTI Canada (other than any such connection arising solely from GHTI Canada having executed, delivered or performed its obligations or received a payment under, or enforced, this Agreement). If any such non-excluded taxes, levies, imposts, duties, charges, fees, deductions or withholdings ("Non-Excluded Taxes") are required to be withheld from any amounts payable to GHTI Canada hereunder, HPI shall pay such Non-Excluded Taxes to the appropriate taxing authority, and the amounts payable to GHTI Canada shall be increased to the extent necessary to yield to GHTI Canada (after payment of all Non-Excluded Taxes) interest or any such other amounts payable hereunder at the rates or in the amounts specified in this Agreement. Whenever any Non-Excluded Tax is payable by HPI as promptly as possible thereafter, HPI shall send to GHTI Canada a certified copy of an original official receipt showing payment thereof. If HPI fails to pay any Non-Excluded Taxes when due to the appropriate taxing authority, HPI shall indemnify GHTI Canada for any incremental taxes, interest or penalties that may become payable by GHTI Canada as a result of any such failure. This indemnity and agreement shall survive termination of this Agreement.

4.0 TERRITORY

The "Territory" consists of Canada, the United States, Mexico, Central and South America.

5.0 ASSIGNMENT AND SUBLICENSING

The Sublicense granted to HPI is and shall be personal to HPI and is not assignable by HPI, except that HPI may sub-license the right solely to manufacture the Product using the Technology and any UBC Improvements to a third party ("Third Party Manufacturer") and not for the purpose of reselling by the Third Party Manufacturer; provided the Third Party Manufacturer agrees to be bound by a written agreement including confidentiality and ownership provisions no less protective of the Products and the Technology than those provided in this Sublicense.

6.0 LIMITED WARRANTY AND DISCLAIMER OF WARRANTIES

GHTI Canada represents and warrants that in respect of the Sublicense, GHTI Canada has granted HPI all the necessary rights. HPI acknowledges that except as expressly provided in this Section, GHTI Canada disclaims all warranties, representations and conditions of any nature regarding the Technology and the Marks, including any express or implied warranty that the Technology or the Marks may be used in the Territory or that the Technology or the Marks do not infringe the rights of any third party in the Territory.

7.0 INFRINGEMENTS

HPI shall promptly notify GHTI Canada of any known or suspected acts of infringement, unfair competition or passing off which may occur in relation to the Technology or the Marks. HPI shall have no right to take any action to prevent any such infringement, unfair competition or passing off without the express, prior written consent of GHTI Canada. HPI agrees to render to GHTI Canada, free of charge, all reasonable assistance in connection with any matter pertaining to the protection of the Technology or Marks by GHTI Canada.

HPI shall not be entitled to require GHTI Canada to take any actions or institute any proceedings to prevent infringement, unfair competition or passing off by third parties.

8.0 LIABILITY INDEMNIFICATION

HPI agrees to save, defend, indemnify and hold GHTI Canada harmless from and against all claims, damages, liabilities and costs of every kind, nature and description which may arise: (1) as a result of the activities of HPI's agents, subagents, employees, officers, directors, affiliates, joint venture partners, brokers, underwriters, and all others acting at their direction or under their control; and (2) as a result of HPI's use of the Technology or the Marks.

9.0 GOVERNMENT STANDARDS AND COMPLIANCE

HPI agrees that it shall comply with all relevant laws, regulations and standards governing services to be rendered or performed in respect of the Technology or the Marks.

10.0 SUBLICENSE TERM

Subject to Section 11, the term of the Sublicense shall commence on the Effective Date and be perpetual unless sooner terminated as provided in this Agreement.

11.0 TERMINATION

11.1 The provisions regarding termination of this Agreement contained in this paragraph are in addition to all other such provisions contained in this Agreement.

11.2 In the event of (i) impending insolvency of HPI or (ii) such other reason as is determined in good faith by GHTI Canada to threaten immediate and irreparable harm to the integrity and reputation of GHTI Canada, the Technology or the Marks, GHTI Canada may terminate this Agreement immediately upon written notice to HPI.

11.3 This Agreement shall automatically terminate simultaneously with any termination of the Principal License for any reason. In the event the Principal License terminates as a result of an acquisition of the Technology by GHTI pursuant to 14.3 of the Principal License then HPI is granted a license for the rights in respect of the Products, Technology and Marks on the same terms as this Sublicense.

11.4 This Agreement may be terminated by GHTI Canada upon the occurrence of the following events: (1) a voluntary petition is filed by HPI seeking bankruptcy, reorganization, arrangement with creditors or other relief under bankruptcy laws or any other law governing insolvency or debtor relief, or (2) an involuntary petition or proceeding is filed against HPI seeking bankruptcy, reorganization, arrangement with creditors or other relief under bankruptcy laws or any other laws governing insolvency or debtor relief and such petition or proceeding is consented to or acquiesced in by HPI or is not dismissed within sixty (60) days of the date upon which it was filed, or (3) an order for relief is entered against HPI in any case under the bankruptcy laws of any country or HPI is adjudged bankrupt or insolvent by any court of competent jurisdiction, or (4) HPI makes a general assignment of its assets for the benefit of creditors, or (5) any regulatory agency assumes control of HPI or delinquency proceedings (voluntary or involuntary) are instituted, or (6) an action is instituted against HPI seeking its dissolution or liquidation of its assets or seeking the appointment of a trustee, interim trustee, receiver or other custodian for any of its property or business and such action is consented to or acquiesced in by HPI or is not dismissed within sixty (60) days of the date upon which it was instituted, or (7) a trustee, interim trustee, receiver or other custodian for any of HPI's property or business is appointed, or (8) HPI fails to pay all sums due GHTI Canada when due and shall not cure such failure within thirty (30) days of receiving written notice thereof, or (9) HPI is in material breach of any other provision of this Agreement and shall fail to cure such breach within thirty (30) days of receiving written notice thereof.

11.5 If this Agreement is terminated all rights in and to the Technology shall revert to GHTI Canada (subject always to the terms of the Principal License), and HPI agrees that it will promptly discontinue all use of the Technology and the Marks.

12.0 TERMINATION PROCEDURE

Should this Agreement or the Principal License be terminated or expire, HPI will cooperate in and facilitate the sale and transfer at fair market value to any replacement sublicensee, or replacement licensee of GHTI Canada, of all non-confidential and non-proprietary information concerning acting as the sublicensee including but not limited to information on and its rights to networks, distribution channels, vendors, employees, leases, systems, and real and personal property relevant to carrying on the business. Any disputes as to "fair market value" shall be resolved through the Mandatory Dispute Resolution procedure identified in Section 13.0 of this Agreement.

13.0 DISPUTE RESOLUTION

Any and all disputes arising out of, under, or in connection with this Agreement, including without limitation the validity, interpretation, performance and breach thereof, shall be settled by arbitration in New York, New York, United States of America, in accordance with the International Arbitration Rules of the American Arbitration Association in force at the time arbitration is demanded. Such arbitration shall be conducted before a single arbitrator, and the award rendered by the arbitrator shall be binding upon the parties. The arbitrator shall have full authority to allocate and award all costs of arbitration including reasonable attorneys' fees plus legal interest on any award rendered. Judgment upon any award rendered may be entered in any court having jurisdiction thereof.

14.0 NOTICES

Except as otherwise expressly provided herein, all notices, requests, demands or other communications to or upon the respective parties shall be in writing, sent by courier or express mail service, or by facsimile transmission (promptly confirmed by hard copy sent by courier or express mail service) or telex and, unless otherwise expressly provided herein, shall be deemed to have been given or made when delivered by hand, or five business days after being deposited in the mail, postage prepaid, or, in the case of notice by facsimile, upon confirmation by the sender of receipt, or, in the case of telex notice, when sent, answerback received, addressed to such party, at its address shown below or at such other address as such party may hereafter notify to the other. Any communication with respect to a change of address shall be deemed to be given or made when received by the party to whom such communication was sent.

If to Global Hydrofuel Technologies, Inc.:

Suite 1105 – 13700 Mayfield Place
Richmond, British Columbia
V6V 2E4

Attention: James Matkin

Tel.: (604) 688-0044
Fax.: (604) 684-2439

If to UBC:

The Director
University – Industry Liaison Office
University of British Columbia
#103 – 6190 Agronomy Road
Vancouver, British Columbia
V6T 1Z3

Tel.: (604) 822-8580
Fax: (604) 822-8589

If to HPI:

Hydrogen Power Inc.
Suite 1010
1942 West Lake Ave.
Metropolitan Tower
Seattle, Washington
98101

Attention: Ricky Gujral

Tel.: (206) 940-2447
Fax.: (206) 728-2423

15.0 CONFIDENTIALITY

In addition to its obligations under Section 10.1 of the Principal License with respect to confidentiality, HPI acknowledges that all confidential information of GHTI Canada imparted and to be imparted to HPI by GHTI Canada before or during the term of this Agreement, is secret, confidential and unique, and constitutes GHTI Canada's trade secrets and exclusive property, and that any use by HPI of any such trade secrets and property other than in strict accordance with the terms of this Agreement would be wrongful and would cause GHTI Canada irreparable injury. HPI shall file and store such information in a manner consistent with its confidential nature, and neither HPI nor any of its personnel or agents shall at any time disclose or divulge to any person, firm, corporation or other entity or use or suffer the use by any third party, for any purpose other than solely as permitted hereunder or required in accordance with the terms of this Agreement, directly or indirectly, for its own benefit or the benefit of any other entity, any such confidential information of GHTI Canada. Without limiting the foregoing, HPI acknowledges and agrees that it shall not become the owner of any right, title, license or other interest in or to any confidential information of GHTI Canada. HPI shall execute any and all documents and instruments requested by GHTI Canada, which GHTI Canada may deem necessary, proper or appropriate to accomplish or confirm the foregoing. HPI's commitment hereunder with respect to confidential information shall not extend to any part of such confidential information which: (a) was known by HPI prior to its first being disclosed by GHTI Canada through no wrongful act of HPI or any other entity, (b) was generally known or available to the public prior to its disclosure by GHTI Canada other than as a result of a wrongful act of HPI or any other entity, or (c) becomes generally known or available to the public subsequent to disclosure by GHTI Canada through no wrongful act of HPI or any other entity.

16.0 GENERAL

16.1 This Agreement including any addenda contain the complete understanding of the parties in relation to the subject matter hereof. Neither this Agreement nor any addenda may be amended except by means of a writing executed by both parties hereto.

16.2 The headings in this Agreement have been provided for the convenience of the parties and shall not have any effect on the interpretation of this Agreement.

16.3 This Agreement shall be interpreted in accordance with and governed by the laws of the State of New York, United States of America, without reference to its choice of law principles.

16.4 If any of the terms of this Agreement are held to be unlawful or unenforceable by a court or any other body or authority of competent jurisdiction such a finding shall in no way affect the remaining obligations of the parties hereunder and the court may substitute a lawful or enforceable term or condition for any unlawful or unenforceable term or

condition so long as the effect of such a substitution is to provide the parties with the benefits of this Agreement.

16.5 No waiver by either party of any breach of any provision of this Agreement shall be construed to be a waiver of any preceding or subsequent breach of the same or a different provisions hereof.

16.6 At the request of GHTI Canada from time to time, HPI shall assist GHTI Canada as may be necessary (including by executing any necessary documents) in executing any instruments or documents and subsequently in recording HPI or GHTI Canada (as requested by GMTI Canada) as owner, licensee or registered user of the Technology or the Marks (including such applications or filings for registration of the Technology or Marks as mature into registrations during the period of this Agreement). HPI hereby agrees that, at the request of GHTI Canada, any such registrations, or filings or applications in respect of the Technology or the Marks entries information will be transferred or assigned to GHTI Canada (or assignee) on termination of this Agreement, for whatever reason, and that it will assist GHTI Canada so far as may be necessary to achieve such transfer or assignment including executing any necessary documents.

16.7 Nothing contained in this Agreement shall be construed as creating a joint venture, partnership, agency or employment relationship between GHTI Canada and HPI.

16.8 Terms not otherwise defined herein shall have the meanings set forth in the Principal License.

17.0 UBC AS A PARTY AND FEE CALCULATION UNDER THE PRINCIPAL LICENSE

17.1 UBC is a party to this Agreement for the following purposes:

(a) acknowledging notice of the Sublicense and the proposal of the Sublicensee to carry on business in the Territory;

(b) consenting to the grant of the Sublicense to HPI as required by Section 4 of the Principal License;

(c) if UBC registers a financing statement as contemplated in Section 4.3 of the Principal License in Delaware or Washington, UBC will notify GHTI;

(d) acknowledging and agreeing that for the purposes of interpreting and calculating the royalties and fees payable by GHTI Canada to UBC under Section 5.0 of the Principal License (the "Royalty Payable") that:

I. the defined term "Licensee" in the Principal License shall be deemed to include both "GHTI Canada" and "HPI";

II. inter-company payments and transfers between GHTI Canada and HPI are excluded from any such calculation of the Royalty Payable; and

III. for greater certainty, when determining if certain royalties, fees or other consideration are "Revenue" or "Sublicensing Revenue" when received by HPI, if HPI receives royalties, fees or other consideration (the "HPI Fees") that if received by GHTI would constitute "Revenue", "Improvement Revenue" or "Licensee Revenue", the HPI Fees shall be "Revenue", "Improvement Revenue" or "Licensee Revenue", under the terms of the Principal License, as applicable;

(e) acknowledging that for the purpose of interpreting Section 11.4 in the Principal License the defined term "Licensee" shall be deemed to include both "GHTI Canada" and "HPI".

17.2 Section 5.13 is added to the Principal License as follows:

"5.13 "Any issuance of additional shares in HPI that results in a dilution of GHTI's ownership in HPI (the "Additional Shares") shall be treated as if it were an issuance of additional shares in GHTI and a dilution to the existing shareholders' interest in GHTI for the purposes of the calculations in Sections 5.11 and 5.12 (including, for the avoidance of doubt, that the amount of any financings in HPI shall be included in the determination of whether the $400,000 and $2,000,000 amounts have been achieved in Section 5.12). In the event that HPI issues Additional Shares then the percentage dilution of UBC and the Investigators in GHTI shall be deemed to be equal to the difference between 100% and the percentage ownership of HPI by GHTI post-issuance of new shares in HPI. For example, if HPI issues Additional Shares representing 20% of the outstanding shares to persons other than GHTI then the dilution percentage is 20% (i.e., 100% - GHTI's percentage ownership post issuance of 80%=20%) and the UBC/Investigator GHTI shares will be deemed to be diluted by 20%."

17.3 HPI will obtain insurance in accordance with Section 13 of the Principal License, as if Sublicense were the Licensee (as defined in the Principal License).

17.4 HPI agrees to comply with the terms of Section 8.4 of the Principal License as if it were the "Licensee".

17.5 HPI agrees to indemnify, hold harmless and defend UBC in accordance with Section 9.1 of the Principal License, as if HPI were the "Licensee".

17.6 GHTI Canada, HPI and UBC each agree and acknowledge that UBC is only a party to this Agreement for the purposes of this 17.0, and for no other purpose, right or obligation.

SIGNED FOR AND ON BEHALF of **THE UNIVERSITY OF BRITISH COLUMBIA** by its authorized signatory:

Authorized Signatory

Feb 27/04

Authorized Signatory

David P. Jones
Associate Director
University-Industry Liaison

SIGNED FOR AND ON BEHALF of **GLOBAL HYDROFUEL TECHNOLOGIES INC.** by its authorized signatory:

Authorized Signatory

SIGNED FOR AND ON BEHALF of **HYDROGEN POWER INC.** by its authorized signatory:

Authorized Signatory

EXHIBIT B
FEES PAYABLE BY HPI TO GHTI CANADA

1. $1,000,000, to be paid on the one-year anniversary of the date of the Agreement, being March 15, 2005;

2. $666,667, to be paid on the two-year anniversary of the date of the Agreement, being March 15, 2006;

3. $666,667, to be paid on the three-year anniversary of the date of the Agreement, being March 15, 2007; and

4. $666,667, to be paid on the four-year anniversary of the date of the Agreement, being March 15, 2008.

EXHIBIT 6.2

LEASE AGREEMENT

THIS LEASE AGREEMENT (this "**Lease**") is dated as of February 23rd, 2004, by and between ALEXANDRIA REAL ESTATE EQUITIES, INC., a Maryland corporation ("**Landlord**"), and GLOBAL HYDROFUEL TECHNOLOGIES, INC., a Canadian Corporation ("**Tenant**").

Address:	1102 Columbia Street, Suite 521, Seattle, Washington		
Premises:	That portion of the Building located on the 5th floor, containing approximately 689 rentable square feet, as determined by Landlord, as shown on **Exhibit A.**		
Project:	The real property on which the Building is located, together with all improvements thereon and appurtenances thereto as described on **Exhibit B.**		
Base Rent:	$848.33 per month	**Tenant's Share:**	1.49%
Rentable Area of Building:	46,303 square feet		
Security Deposit:	$1,696.66	**Target Commencement Date:**	March 1, 2004
Base Term:	Beginning on the Commencement Date and ending on August 31, 2004, and shall thereafter be automatically renewed on a month-to-month basis unless either party gives the other not less than 60 days prior written notice of non-renewal, in which event this Lease shall terminate as of the 60th day following the date of delivery of such notice of non-renewal.		
Permitted Use:	Research and development laboratory, related office and other related uses consistent with the character of the Project and otherwise in compliance with the provisions of Section 6 hereof.		

Address for Rent Payment:	**Landlord's Notice Address:**	**Tenant's Notice Address:**
135 N. Los Robles Avenue	135 N. Los Robles Avenue	1102 Columbia Street
Suite 250	Suite 250	Suite 509
Pasadena, CA 91101	Pasadena, CA 91101	Seattle, Washington 98104
Attention: Accounts Receivable	Attention: Corporate Secretary	Attention: Ricky Gould
	Facsimile: (626) 578-0770	

1. **Lease of Premises.** Upon and subject to all of the terms and conditions hereof, Landlord hereby leases the Premises to Tenant and Tenant hereby leases the Premises from Landlord. The portions of the Project that are for the non-exclusive use of tenants of the Project are collectively referred to herein as the "**Common Areas.**" Landlord reserves the right to modify Common Areas.

2. **Delivery; Acceptance of Premises; Commencement Date.** Landlord shall use reasonable efforts to deliver the Premises to Tenant on or before the Target Commencement Date ("**Delivery**" or "**Deliver**"). If Landlord fails to timely Deliver the Premises, Landlord shall not be liable to Tenant for any loss or damage resulting therefrom, and this Lease shall not be void or voidable except as provided herein. If Landlord does not Deliver the Premises within 15 days of the Target Commencement Date, this Lease may be terminated by Landlord or Tenant by written notice to the other within 5 business days after the expiration of such 15 day period, and if so terminated by either: (a) the Security Deposit, or any balance thereof (*i.e.*, after deducting therefrom all amounts to which Landlord is entitled under the

provisions of this Lease), shall be returned to Tenant, and (b) neither Landlord nor Tenant shall have any further rights, duties or obligations under this Lease.

The "**Commencement Date**" shall be the date Landlord Delivers the Premises to Tenant. The "**Term**" of this Lease shall be the Base Term, as defined above on the first page of this Lease. Upon request of Landlord, Tenant shall execute and deliver a written acknowledgment of the Commencement Date when it is established in the form of the "Acknowledgement of Commencement Date" attached to this Lease as **Exhibit D**; provided, however, Tenant's failure to execute and deliver such acknowledgment shall not affect Landlord's rights hereunder.

The Premises shall be Delivered to Tenant in broom clean condition. Effective as of the Commencement Date: (i) Tenant shall accept the Premises in their condition as of such date, subject to all applicable Legal Requirements (as defined in Section 6 hereof); (ii) Landlord shall have no obligation for any defects in the Premises; and (iii) Tenant's taking possession of the Premises shall be conclusive evidence that Tenant accepts the Premises and that the Premises were in good condition at the time of Delivery.

Tenant agrees and acknowledges that neither Landlord nor any agent of Landlord has made any representation or warranty with respect to the condition of all or any portion of the Premises or the Project, and/or the suitability of the Premises or the Project for the conduct of Tenant's business, and Tenant waives any implied warranty that the Premises or the Project are suitable for the Permitted Use. This Lease constitutes the complete agreement of Landlord and Tenant with respect to the subject matter hereof and supersedes any and all prior representations, inducements, promises, agreements, understandings and negotiations which are not contained herein.

3. **Base Rent.**

(a) The first month's Base Rent and the Security Deposit shall be due and payable on delivery of an executed copy of this Lease to Landlord. Tenant shall pay to Landlord in advance, monthly installments of Base Rent on or before the first day of each calendar month during the Term hereof, in lawful money of the United States of America, at the office of Landlord for payment of Rent set forth above. Payments of Base Rent for any fractional calendar month shall be prorated. Tenant shall have no right at any time to abate, reduce, or set-off any Rent due hereunder.

(b) On July 1, 2004 Base Rent shall be increased by $300.00 per month bringing the total Base Rent to $1,148.33 per month.

(c) In addition to Base Rent, Tenant agrees to pay to Landlord as additional rent ("**Additional Rent**"): (i) Tenant's Share of Operating Expenses (as defined in Section 4), and (ii) any and all other amounts Tenant assumes or agrees to pay under the provisions of this Lease, including, without limitation, any and all other sums that may become due by reason of any default of Tenant or failure to comply with the agreements, terms, covenants and conditions of this Lease to be performed by Tenant, after any applicable notice and cure period. Tenant's obligation to pay Base Rent and Additional Rent hereunder are collectively referred to herein as "**Rent**".

4. **Operating Expense Payments.** During each month of the Term, on the same date that Base Rent is due, Tenant shall pay Landlord an amount equal to 1/12 of Tenant's Share of Landlord's written estimate of Operating Expenses for each calendar year during the Term (the "**Annual Estimate**"). Payments for any fractional calendar month shall be prorated. The term "**Operating Expenses**" means all costs and expenses, including but not limited to taxes and insurance, reasonably determined by Landlord, in accordance with Landlord's normal practice, to be properly allocable to tenants in the Building, including as Additional Rent administration rent in the amount of 5.0% of Base Rent.

5. **Security Deposit.** Tenant shall deposit with Landlord upon delivery of an executed copy of this Lease to Landlord and at all times during the Term maintain security (the "**Security Deposit**") for

the performance of all of its obligations in the amount set forth in the Basic Lease Provisions, which security may, at Tenant's option, be in the form of a letter of credit (the "**Letter of Credit**") in form and substance and issued by an institution satisfactory to Landlord. Upon each occurrence of a Default (as defined in Section 16), Landlord may use all or any part of the Security Deposit to pay delinquent payments due under this Lease, and the cost of any damage, injury, expense or liability caused by such Default, without prejudice to any other remedy provided herein or by law. Tenant hereby waives the provisions of any law, now or hereafter in force, which provide that Landlord may claim from a security deposit only those sums reasonably necessary to remedy defaults in the payment of Rent, to repair damage caused by Tenant or to clean the Premises, it being agreed that Landlord may, in addition, claim those sums reasonably necessary to compensate Landlord for any other loss or damage, foreseeable or unforeseeable, caused by the act or omission of Tenant or any officer, employee, agent or invitee of Tenant.

6. **Use.** The Premises shall be used solely for the Permitted Use set forth in the Basic Lease Provisions, in compliance with all laws, orders, judgments, ordinances, regulations, codes, directives, permits, licenses, covenants and restrictions now or hereafter applicable to the Premises, and the use and occupancy thereof (collectively, "**Legal Requirements**"). Tenant will use the Premises in a careful, safe and proper manner and will not commit waste, overload the floor or structure of the Premises, subject the Premises to use that would damage the Premises or obstruct or interfere with the rights of Landlord or other tenants or occupants of the Project, including conducting or giving notice of any auction, liquidation, or going out of business sale on the Premises, or using or allowing the Premises to be used for any unlawful purpose.

7. **Holding Over.** If Tenant remains in possession of the Premises after the expiration or earlier termination of the Term without the express written consent of Landlord, (A) Tenant shall become a tenant at sufferance upon the terms of this Lease except that the monthly rental shall be equal to 200% of the Rent in effect during the last 30 days of the Term, and (B) Tenant shall be responsible for all damages suffered by Landlord resulting from or occasioned by Tenant's holding over, including consequential damages. Acceptance by Landlord of Rent after the expiration of the Term or earlier termination of this Lease shall not result in a renewal or reinstatement of this Lease.

8. **No Parking.** Tenant acknowledges having been advised by Landlord that Tenant is being provided with no parking rights in connection with this Lease and Tenant shall have no right to park at the Project.

9. **Utilities, Services.** Landlord shall provide, subject to the terms of this Section 9, utilities to the Premises ("**Utilities**"). Tenant shall pay directly to the Utility provider, prior to delinquency, any separately metered Utilities and services which may be furnished to Tenant or the Premises during the Term. No interruption or failure of Utilities, from any cause whatsoever other than Landlord's willful misconduct, shall result in abatement of Rent. Tenant agrees to limit use of water and sewer with respect to Common Areas to normal restroom use.

10. **Alterations.** Tenant shall not make any alterations, additions, or improvements to the Premises of any kind whatsoever.

11. **Landlord's Repairs.** Landlord, as an Operating Expense, shall maintain all of the Project and the Premises in good repair, reasonable wear and tear and uninsured losses and damages caused by Tenant, or by any of Tenant's agents, servants, employees, invitees and contractors (collectively, "**Tenant Parties**") excluded. Landlord shall repair losses and damages caused by Tenant or any of Tenant Parties at Tenant's sole cost and expense. Landlord reserves the right to stop building system services when necessary. Landlord shall have no responsibility or liability for failure to supply building system services during any such period of interruption; provided, however, that Landlord shall give Tenant 24 hours advance notice of any planned stoppage of building system services for routine maintenance, repairs, alterations or improvements. Landlord shall not be liable for any failure to make any repairs or to perform any maintenance unless such failure shall persist for an unreasonable time after Tenant's written notice of the need for such repairs or maintenance.

12. **Liens.** Tenant shall discharge, by bond or otherwise, any liens filed against the Premises or against the Project arising out of work performed or claimed to have been performed, materials furnished or claimed to have been or obligations incurred or claimed to have been incurred by Tenant within 10 days after the filing thereof, at Tenant's sole cost.

13. **Indemnification.** Tenant hereby indemnifies and agrees to defend, save and hold Landlord harmless from and against any and all claims for injury or death to persons or damage to property occurring within or about the Premises, arising directly or indirectly out of use or occupancy of the Premises or a breach or default by Tenant in the performance of any of its obligations hereunder, unless caused solely by the willful misconduct or gross negligence of Landlord. Landlord shall not be liable to Tenant for, and Tenant assumes all risk of damage to, personal property (including, without limitation, loss of records kept within the Premises). Tenant further waives any and all claims for injury to Tenant's business or loss of income relating to any such damage or destruction of personal property (including, without limitation, any loss of records). Landlord shall not be liable for any damages arising from any act, omission or neglect of any tenant in the Project or of any other third party.

14. **Insurance.** Landlord shall, as an Operating Expense, maintain such insurance covering the Project as Landlord shall determine. Tenant, at its sole cost and expense, shall maintain during the Term: workers' compensation insurance with no less than the minimum limits required by law; employer's liability insurance with such limits as required by law; and commercial general liability insurance, with a minimum limit of not less than $2,000,000 per occurrence for bodily injury and property damage with respect to the Premises. The commercial general liability insurance policies maintained by Tenant shall name Landlord, its officers, directors, employees, managers, agents, invitees and contractors (collectively, "**Landlord Parties**"), as additional insureds; insure on an occurrence and not a claims-made basis; be issued by insurance companies which have a rating of not less than policyholder rating of A and financial category rating of at least Class X in "Best's Insurance Guide"; shall not be cancelable for nonpayment of premium unless 30 days prior written notice shall have been given to Landlord from the insurer; contain a hostile fire endorsement and a contractual liability endorsement; and provide primary coverage to Landlord (any policy issued to Landlord providing duplicate or similar coverage shall be deemed excess over Tenant's policies). Copies of such policies (if requested by Landlord), or certificates of insurance showing the limits of coverage required hereunder and showing Landlord as an additional insured, along with reasonable evidence of the payment of premiums for the applicable period, shall be delivered to Landlord by Tenant upon commencement of the Term and with respect to any renewal of insurance policy, no later than 5 days prior to the expiration of such policy.

15. **Condemnation and Casualty.** If at any time during the Term the Premises are in whole or in part (i) materially damaged or destroyed by a fire or other casualty or (ii) taken for any public or quasi-public use under governmental law, ordinance, or regulation, or by right of eminent domain, or by private purchase in lieu thereof (a "**Taking**"), this Lease shall, at the written election of Landlord or Tenant, terminate as of the date of such damage, destruction or Taking. Any statute or regulation which is now or may hereafter be in effect shall have no application to this Lease or any such damage, destruction or Taking, the parties hereto expressly agreeing that this Section sets forth their entire understanding and agreement with respect to such matters. Upon any fire or other casualty or Taking, Landlord shall be entitled to receive the entire proceeds of the insurance maintained by Landlord and the entire price or award from any such Taking without, in either case, any payment to Tenant, and Tenant hereby assigns to Landlord Tenant's interest, if any, in such proceeds or award.

16. **Events of Default.** Each of the following events shall be a default ("**Default**") by Tenant under this Lease:

(a) **Payment Defaults.** Tenant shall fail to pay any installment of Rent or any other payment hereunder when due.

(b) **Insurance.** Any insurance required to be maintained by Tenant pursuant to this Lease shall be canceled or terminated or shall expire or shall be reduced or materially changed, or Landlord

shall receive a notice of nonrenewal of any such insurance and Tenant shall fail to obtain replacement insurance at least 20 days before the expiration of the current coverage.

(c) **Other Defaults.** Tenant shall fail to comply with any provision of this Lease other than those specifically referred to in this Section 16, and, except as otherwise expressly provided herein, such failure shall continue for a period of 5 days after written notice thereof from Landlord to Tenant.

Any notice given under Section 16(c) hereof shall: (i) specify the alleged default, (ii) demand that Tenant cure such default, (iii) be in lieu of, and not in addition to, or shall be deemed to be, any notice required under any provision of applicable law, and (iv) not be deemed a forfeiture or a termination of this Lease unless Landlord elects otherwise in such notice.

17. **Landlord's Remedies.**

(a) **Payment By Landlord; Interest.** Upon a Default by Tenant hereunder, Landlord may, without waiving or releasing any obligation of Tenant hereunder, make such payment or perform such act. All sums so paid or incurred by Landlord, together with interest thereon, from the date such sums were paid or incurred, at the annual rate equal to 12% per annum or the highest rate permitted by law (the "**Default Rate**"), whichever is less, shall be payable to Landlord on demand as Additional Rent. Nothing herein shall be construed to create or impose a duty on Landlord to mitigate any damages resulting from Tenant's Default hereunder.

(b) **Late Payment Rent.** Late payment by Tenant to Landlord of Rent and other sums due will cause Landlord to incur costs not contemplated by this Lease, the exact amount of which will be extremely difficult and impracticable to ascertain. Such costs include, but are not limited to, processing and accounting charges and late charges which may be imposed on Landlord under any Mortgage covering the Premises. Therefore, if any installment of Rent due from Tenant is not received by Landlord within 5 days after the date such payment is due, Tenant shall pay to Landlord an additional sum equal to 6% of the overdue Rent as a late charge. The parties agree that this late charge represents a fair and reasonable estimate of the costs Landlord will incur by reason of late payment by Tenant. In addition to the late charge, Rent not paid when due shall bear interest at the Default Rate from the 5th day after the date due until paid.

(c) **Other Remedies.** Upon the occurrence of a Default, Landlord, at its option, without further notice or demand to Tenant, shall have all rights and remedies provided at law or in equity.

18. **Assignment and Subletting.** Tenant shall not, directly or indirectly, voluntarily or by operation of law, assign this Lease or sublease the Premises or any part thereof or mortgage, pledge, or hypothecate its leasehold interest or grant any concession or license within the Premises, and any attempt to do any of the foregoing shall be void and of no effect.

19. **Estoppel Certificate.** Tenant shall, within 10 business days of written notice from Landlord, execute, acknowledge and deliver an estoppel certificate on any form reasonably requested by a proposed lender or purchaser.

20. **Quiet Enjoyment.** So long as Tenant shall perform all of the covenants and agreements herein required to be performed by Tenant, Tenant shall, subject to the terms of this Lease, at all times during the Term, have peaceful and quiet enjoyment of the Premises against any person claiming by, through or under Landlord.

21. **Prorations.** All prorations required or permitted to be made hereunder shall be made on the basis of a 360 day year and 30 day months.

22. **Rules and Regulations.** Tenant shall, at all times during the Term and any extension thereof, comply with all reasonable rules and regulations at any time or from time to time established by

Landlord covering use of the Premises and the Project. The current rules and regulations are attached hereto as **Exhibit C**. If there is any conflict between said rules and regulations and other provisions of this Lease, the terms and provisions of this Lease shall control. Landlord shall not have any liability or obligation for the breach of any rules or regulations by other tenants in the Project and shall not enforce such rules and regulations in a discriminatory manner.

23. **Subordination.** This Lease and Tenant's interest and rights hereunder are and shall be subject and subordinate at all times to the lien of any Mortgage now existing or hereafter created on or against the Project or the Premises, and all amendments, restatements, renewals, modifications, consolidations, refinancing, assignments and extensions thereof, without the necessity of any further instrument or act on the part of Tenant. Tenant agrees, at the election of the Holder of any such Mortgage, to attorn to any such Holder. Tenant agrees upon demand to execute, acknowledge and deliver such instruments confirming such subordination and/or attornment as shall be requested by any such Holder.

24. **Surrender.** Upon the expiration of the Term or earlier termination of Tenant's right of possession, Tenant shall surrender the Premises to Landlord in the same condition as received, free of Hazardous Materials brought upon, kept, used, stored, handled, treated, generated in, or released or disposed of from, the Premises by any person other than a Landlord Party (collectively, "**Tenant HazMat Operations**") and released of all Hazardous Materials Clearances, broom clean, ordinary wear and tear and casualty loss and condemnation covered by Section 15 excepted. At least 2 months prior to the surrender of the Premises, Tenant shall deliver to Landlord a narrative description of the actions proposed (or required by any governmental authority) to be taken by Tenant in order to surrender the Premises at the expiration or earlier termination of the Term, free from any residual impact from the Tenant HazMat Operations and otherwise released for unrestricted use and occupancy (the "**Surrender Plan**"). Such Surrender Plan shall be accompanied by a listing of (i) all Hazardous Materials licenses and permits held by or on behalf of any Tenant Party with respect to the Premises, and (ii) all Hazardous Materials used, stored, handled, treated, generated, released or disposed of from the Premises, and shall be subject to the review and approval of Landlord's environmental consultant. In connection with the review and approval of the Surrender Plan, upon the request of Landlord, Tenant shall deliver to Landlord or its consultant such additional non-proprietary information concerning Tenant HazMat Operations as Landlord shall request. On or before such surrender, Tenant shall deliver to Landlord evidence that the approved Surrender Plan shall have been satisfactorily completed and Landlord shall have the right, subject to reimbursement at Tenant's expense as set forth below, to cause Landlord's environmental consultant to inspect the Premises and perform such additional procedures as may be deemed reasonably necessary to confirm that the Premises are, as of the effective date of such surrender or early termination of the Lease, free from any residual impact from Tenant HazMat Operations. Tenant shall reimburse Landlord, as Additional Rent, for the actual out-of pocket expense incurred by Landlord for Landlord's environmental consultant to review and approve the Surrender Plan and to visit the Premises and verify satisfactory completion of the same, which cost shall not exceed $1,500. Landlord shall have the unrestricted right to deliver such Surrender Plan and any report by Landlord's environmental consultant with respect to the surrender of the Premises to third parties.

If Tenant shall fail to prepare or submit a Surrender Plan approved by Landlord, or if Tenant shall fail to complete the approved Surrender Plan, or if such Surrender Plan, whether or not approved by Landlord, shall fail to adequately address any residual effect of Tenant HazMat Operations in, on or about the Premises, Landlord shall have the right to take such actions as Landlord may deem reasonable or appropriate to assure that the Premises and the Project are surrendered free from any residual impact from Tenant HazMat Operations, the cost of which actions shall be reimbursed by Tenant as Additional Rent, without regard to the limitation set forth in the first paragraph of this Section 28.

Tenant shall immediately return to Landlord all keys and/or access cards to parking, the Project, restrooms or all or any portion of the Premises furnished to or otherwise procured by Tenant. If any such access card or key is lost, Tenant shall pay to Landlord, at Landlord's election, either the cost of replacing such lost access card or key or the cost of reprogramming the access security system in which such access card was used or changing the lock or locks opened by such lost key. Any Tenant's property not

so removed by Tenant as permitted or required herein shall be deemed abandoned and may be stored, removed, and disposed of by Landlord at Tenant's expense, and Tenant waives all claims against Landlord for any damages resulting from Landlord's retention and/or disposition of such property. All obligations of Tenant hereunder not fully performed as of the termination of the Term, including the obligations of Tenant under Section 26 hereof, shall survive the expiration or earlier termination of the Term, including, without limitation, indemnity obligations, payment obligations with respect to Rent and obligations concerning the condition and repair of the Premises.

25. **Waiver of Jury Trial.** TENANT AND LANDLORD WAIVE ANY RIGHT TO TRIAL BY JURY OR TO HAVE A JURY PARTICIPATE IN RESOLVING ANY DISPUTE, WHETHER SOUNDING IN CONTRACT, TORT, OR OTHERWISE, BETWEEN LANDLORD AND TENANT ARISING OUT OF THIS LEASE OR ANY OTHER INSTRUMENT, DOCUMENT, OR AGREEMENT EXECUTED OR DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS RELATED HERETO.

26. **Environmental Requirements.**

(a) **Prohibition/Compliance/Indemnity.** Tenant shall not cause or permit any Hazardous Materials (as hereinafter defined) to be brought upon, kept, used, stored, handled, treated, generated in or about, or released or disposed of from, the Premises or the Project in violation of applicable Environmental Requirements (as hereinafter defined) by Tenant or any Tenant Party. If Tenant breaches the obligation stated in the preceding sentence, or if the presence of Hazardous Materials in the Premises during the Term or any holding over results in contamination of the Premises, the Project or any adjacent property or if contamination of the Premises, the Project or any adjacent property by Hazardous Materials brought into, kept, used, stored, handled, treated, generated in or about, or released or disposed of from, the Premises by anyone other than Landlord and Landlord's employees, agents and contractors otherwise occurs during the Term or any holding over, Tenant hereby indemnifies and shall defend and hold Landlord, its officers, directors, employees, agents and contractors harmless from any and all actions (including, without limitation, remedial or enforcement actions of any kind, administrative or judicial proceedings, and orders or judgments arising out of or resulting therefrom), costs, claims, damages (including, without limitation, punitive damages and damages based upon diminution in value of the Premises or the Project, or the loss of, or restriction on, use of the Premises or any portion of the Project), expenses (including, without limitation, attorneys', consultants' and experts' fees, court costs and amounts paid in settlement of any claims or actions), fines, forfeitures or other civil, administrative or criminal penalties, injunctive or other relief (whether or not based upon personal injury, property damage, or contamination of, or adverse effects upon, the environment, water tables or natural resources), liabilities or losses (collectively, "**Environmental Claims**") which arise during or after the Term as a result of such contamination. This indemnification of Landlord by Tenant includes, without limitation, costs incurred in connection with any investigation of site conditions or any cleanup, treatment, remedial, removal, or restoration work required by any federal, state or local governmental authority because of Hazardous Materials present in the air, soil or ground water above, on, or under the Premises. Without limiting the foregoing, if the presence of any Hazardous Materials on the Premises, the Project or any adjacent property caused or permitted by Tenant or any Tenant Party results in any contamination of the Premises, the Project or any adjacent property, Tenant shall promptly take all actions at its sole expense and in accordance with applicable Environmental Requirements as are necessary to return the Premises, the Project or any adjacent property to the condition existing prior to the time of such contamination, provided that Landlord's approval of such action shall first be obtained, which approval shall not unreasonably be withheld so long as such actions would not potentially have any material adverse long-term or short-term effect on the Premises or the Project.

(b) **Business.** As a material inducement to Landlord to allow Tenant to use Hazardous Materials in connection with its business, Tenant agrees to deliver to Landlord prior to the Commencement Date a list identifying each type of Hazardous Materials to be brought upon, kept, used, stored, handled, treated, generated on, or released or disposed of from, the Premises and setting forth any and all governmental approvals or permits required in connection with the presence, use, storage, handling, treatment, generation, release or disposal of such Hazardous Materials on or from the Premises ("**Hazardous Materials List**"). Tenant shall deliver to Landlord true and correct copies of the following

documents (the "**Haz Mat Documents**") relating to the use, storage, handling, treatment, generation, release or disposal of Hazardous Materials prior to the Commencement Date, or if unavailable at that time, concurrent with the receipt from or submission to a governmental authority: permits; approvals; reports and correspondence; storage and management plans; and notices of violations of any Legal Requirements.

(c) **Tenant's Obligations**. Tenant's obligations under this Section 26 shall survive the expiration or earlier termination of the Lease. During any period of time after the expiration or earlier termination of this Lease required by Tenant or Landlord to complete the removal from the Premises of any Hazardous Materials (including, without limitation, the release and termination of any licenses or permits restricting the use of the Premises and the completion of the approved Surrender Plan), Tenant shall continue to pay the full Rent in accordance with this Lease for any portion of the Premises not relet by Landlord in Landlord's sole discretion, which Rent shall be prorated daily.

(d) **Definitions.** As used herein, the term "**Environmental Requirements**" means all applicable present and future statutes, regulations, ordinances, rules, codes, judgments, orders or other similar enactments of any governmental authority regulating or relating to health, safety, or environmental conditions on, under, or about the Premises or the Project, or the environment, including without limitation, the following: the Comprehensive Environmental Response, Compensation and Liability Act; the Resource Conservation and Recovery Act; and all state and local counterparts thereto, and any regulations or policies promulgated or issued thereunder. As used herein, the term "**Hazardous Materials**" means and includes any substance, material, waste, pollutant, or contaminant listed or defined as hazardous or toxic, or regulated by reason of its impact or potential impact on humans, animals and/or the environment under any Environmental Requirements, asbestos and petroleum, including crude oil or any fraction thereof, natural gas liquids, liquefied natural gas, or synthetic gas usable for fuel (or mixtures of natural gas and such synthetic gas). As defined in Environmental Requirements, Tenant is and shall be deemed to be the "**operator**" of Tenant's "**facility**" and the "**owner**" of all Hazardous Materials brought on the Premises by Tenant or any Tenant Party, and the wastes, by-products, or residues generated, resulting, or produced therefrom.

27. **Tenant's Remedies/Limitation of Liability.** Landlord shall not be in default hereunder unless Landlord fails to perform any of its obligations hereunder within 30 days after written notice from Tenant specifying such failure. **TENANT'S SOLE REMEDY FOR ANY BREACH OR DEFAULT BY LANDLORD HEREUNDER SHALL BE TO TERMINATE THE LEASE AND TENANT HEREBY, TO THE MAXIMUM EXTENT POSSIBLE, KNOWINGLY WAIVES THE PROVISIONS OF ANY LAW, NOW OR HEREAFTER IN FORCE WHICH PROVIDE ADDITIONAL OR OTHER REMEDIES TO TENANT AS A RESULT OF ANY BREACH BY LANDLORD HEREUNDER OR UNDER ANY SUCH LAW OR REGULATION.**

28. **Inspection and Access.** Landlord and its agents, representatives, and contractors may enter the Premises at any reasonable time to inspect the Premises and to make such repairs as may be required or permitted pursuant to this Lease, to perform such environmental tests as may be reasonably required to confirm Tenant's compliance with the terms hereof and for any other business purpose. Landlord and Landlord's representatives may enter the Premises during business hours on not less than 48 hours advance written notice (except in the case of emergencies in which case no such notice shall be required and such entry may be at any time) for the purpose of effecting any such repairs, inspecting the Premises, showing the Premises to prospective purchasers and, during the last year of the Term, to prospective tenants or for any other business purpose.

29. **Security**. Tenant acknowledges and agrees that security devices and services, if any, while intended to deter crime may not in given instances prevent theft or other criminal acts and that Landlord is not providing any security services with respect to the Premises. Tenant agrees that Landlord shall not be liable to Tenant for, and Tenant waives any claim against Landlord with respect to, any loss by theft or any other damage suffered or incurred by Tenant in connection with any unauthorized entry into the Premises or any other breach of security with respect to the Premises. Tenant shall be solely responsible for the personal safety of Tenant's officers, employees, agents, contractors, guests and

invitees while any such person is in, on or about the Premises and/or the Project. Tenant shall at Tenant's cost obtain insurance coverage to the extent Tenant desires protection against such criminal acts.

30. **Brokers, Entire Agreement, Amendment.** Landlord and Tenant each represents and warrants that it has not dealt with any broker, agent or other person (collectively, "**Broker**) in connection with this transaction and that no Broker brought about this transaction, other than Insignia Kidder Mathews. Landlord and Tenant each hereby agree to indemnify and hold the other harmless from and against any claims by any Broker, other than the broker, if any named in this Section 30, claiming a commission or other form of compensation by virtue of having dealt with Tenant or Landlord, as applicable, with regard to this leasing transaction.

31. **Limitation on Landlord's Liability.** NOTWITHSTANDING ANYTHING SET FORTH HEREIN OR IN ANY OTHER AGREEMENT BETWEEN LANDLORD AND TENANT TO THE CONTRARY: (A) LANDLORD SHALL NOT BE LIABLE TO TENANT OR ANY OTHER PERSON FOR (AND TENANT AND EACH SUCH OTHER PERSON ASSUME ALL RISK OF) LOSS, DAMAGE OR INJURY, WHETHER ACTUAL OR CONSEQUENTIAL TO: TENANT'S PERSONAL PROPERTY OF EVERY KIND AND DESCRIPTION, INCLUDING, WITHOUT LIMITATION TRADE FIXTURES, EQUIPMENT, INVENTORY, SCIENTIFIC RESEARCH, SCIENTIFIC EXPERIMENTS, LABORATORY ANIMALS, PRODUCT, SPECIMENS, SAMPLES, AND/OR SCIENTIFIC, BUSINESS, ACCOUNTING AND OTHER RECORDS OF EVERY KIND AND DESCRIPTION KEPT AT THE PREMISES AND ANY AND ALL INCOME DERIVED OR DERIVABLE THEREFROM; (B) THERE SHALL BE NO PERSONAL RECOURSE TO LANDLORD FOR ANY ACT OR OCCURRENCE IN, ON OR ABOUT THE PREMISES OR ARISING IN ANY WAY UNDER THIS LEASE OR ANY OTHER AGREEMENT BETWEEN LANDLORD AND TENANT WITH RESPECT TO THE SUBJECT MATTER HEREOF AND ANY LIABILITY OF LANDLORD HEREUNDER SHALL BE STRICTLY LIMITED SOLELY TO LANDLORD'S INTEREST IN THE PROJECT OR ANY PROCEEDS FROM SALE OR CONDEMNATION THEREOF AND ANY INSURANCE PROCEEDS PAYABLE IN RESPECT OF LANDLORD'S INTEREST IN THE PROJECT OR IN CONNECTION WITH ANY SUCH LOSS; AND (C) IN NO EVENT SHALL ANY PERSONAL LIABILITY BE ASSERTED AGAINST LANDLORD IN CONNECTION WITH THIS LEASE NOR SHALL ANY RECOURSE BE HAD TO ANY OTHER PROPERTY OR ASSETS OF LANDLORD OR ANY OF LANDLORD'S OFFICERS, DIRECTORS, EMPLOYEES, AGENTS OR CONTRACTORS. UNDER NO CIRCUMSTANCES SHALL LANDLORD OR ANY OF LANDLORD'S OFFICERS, DIRECTORS, EMPLOYEES, AGENTS OR CONTRACTORS BE LIABLE FOR INJURY TO TENANT'S BUSINESS OR FOR ANY LOSS OF INCOME OR PROFIT THEREFROM.

32. **Severability.** If any clause or provision of this Lease is illegal, invalid or unenforceable under present or future laws, then and in that event, it is the intention of the parties hereto that the remainder of this Lease shall not be affected thereby.

33. **Signs; Exterior Appearance.** Tenant shall not: (i) attach anything at any time to any outside wall of the Project, (ii) use any window coverings or sunscreen other than Landlord's standard window coverings, (iii) place any articles on the window sills, (iv) place any items on any exterior balcony, or (v) paint, affix or exhibit any signs or any kind in the Premises which can be viewed from the exterior of the Premises. Interior signs on doors and the directory tablet shall provided by Landlord at Tenant's sole cost and expense.

34. **Landlord's Right to Relocate Tenant.** Landlord shall have the right to relocate Tenant, upon 90 days' prior written notice, from all or part of the Premises to another area in the Project designated by Landlord (the "**Relocation Premises**"), provided that: (a) the size of the Relocation Premises is at least equal to the size of the Premises; (b) Landlord pays the reasonable costs of moving Tenant and improving the Relocation Premises to a substantially similar standard as that of the Premises, and reimburses Tenant for all reasonable costs directly incurred by Tenant as a result of relocation, including without limitation all costs incurred by Tenant replacing Tenant's letterhead, promotional materials, business cards and similar items, and (c) the Relocation Premises are suitable for the Permitted Use under the Lease and the improvements in the Relocation Premises are comparable or

better than the improvements in the Premises. Tenant shall cooperate with Landlord in all reasonable ways to facilitate relocation.

35. **Miscellaneous.**

(a) **Notices.** Except as otherwise provided herein, all notices or other communications between the parties shall be in writing and shall be deemed duly given upon delivery or refusal to accept delivery by the addressee thereof if delivered in person, confirmed receipt by facsimile or upon actual receipt if delivered by reputable overnight guaranty courier, addressed and sent to the parties at their addresses set forth above. Landlord and Tenant may from time to time by written notice to the other designate another address for receipt of future notices.

(b) **Recordation.** Neither this Lease nor a memorandum of lease shall be filed by or on behalf of Tenant in any public record. Landlord may prepare and file, and upon request by Landlord Tenant will execute, a memorandum of lease.

(c) **Interpretation.** The normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Lease or any exhibits or amendments hereto.

(d) **Not Binding Until Executed.** The submission by Landlord to Tenant of this Lease shall have no binding force or effect, shall not constitute an option for the leasing of the Premises, nor confer any right or impose any obligations upon either party until execution of this Lease by both parties.

(e) **Limitations on Interest.** It is expressly the intent of Landlord and Tenant at all times to comply with applicable law governing the maximum rate or amount of any interest payable on or in connection with this Lease. If applicable law is ever judicially interpreted so as to render usurious any interest called for under this Lease, or contracted for, charged, taken, reserved, or received with respect to this Lease, then it is Landlord's and Tenant's express intent that all excess amounts theretofore collected by Landlord be credited on the applicable obligation (or, if the obligation has been or would thereby be paid in full, refunded to Tenant), and the provisions of this Lease immediately shall be deemed reformed and the amounts thereafter collectible hereunder reduced, without the necessity of the execution of any new document, so as to comply with the applicable law, but so as to permit the recovery of the fullest amount otherwise called for hereunder.

(f) **Choice of Law.** Construction and interpretation of this Lease shall be governed by the internal laws of the state in which the Premises are located, excluding any principles of conflicts of laws.

(g) **Time.** Time is of the essence as to the performance of Tenant's obligations under this Lease.

36. **License to Use Fume Hood** – During the Base Term of the Lease, Landlord grants Tenant a license to enter suite 522 as shown on Exhibit A attached hereto ("Licensed Premises") for the sole purpose of using the fume hood contained therein in accordance with the rules and regulations therefore as may be adopted and revised from time to time. Tenant shall not store or install any personal property within the Licensed Premises other than research materials contained within the fume hood. All terms and conditions of this Lease applicable to the Premises shall be applicable to the Licensed Premises including, but not limited to, Landlord's right to relocate the Licensed Premises as set forth in Section 34 of this Lease; provided, however that (a) Tenant shall have no obligation to pay Base Rent or Operating Expenses with respect to the Licensed Premises, (b) Section 15 shall not be applicable to the Licensed Premises. Notwithstanding the foregoing, Landlord reserves the right to revoke such license immediately upon any Default.

[Signatures set forth on following page]

IN WITNESS WHEREOF, Landlord and Tenant have executed this Lease as of the day and year first above written.

TENANT:

GLOBAL HYDROFUEL TECHNOLOGIES,
a Canadian corporation

By: [signature]
Name: Ricky Gujral
Its: CEO

LANDLORD:

ALEXANDRIA REAL ESTATE EQUITIES, INC., a Maryland corporation

By: ______________________
Name: ______________________
Its: ______________________

EXHIBIT A TO LEASE

DESCRIPTION OF PREMISES

EXHIBIT A TO LEASE

DESCRIPTION OF PREMISES/LICENCED PREMISES

Note: Rooms 522 A, B, and C, are listed together as Room 522 - 707 sqft in Room Listing

Note: Rooms 520 and together as Roo



Licensed Premises
Premises

FIFTH FLOOR PLAN

GROSS 7212 USEABLE 6321

EXHIBIT B TO LEASE

DESCRIPTION OF PROJECT

LEGAL DESCRIPTION FOR EKLIND HALL (1102 Columbia Street) PROPERTY

Lots 5 and 8, Block 94, Terry's Second Addition to the Town of Seattle, according to the plat thereof, recorded in Volume 1 of Plats, Page 87, in King County, Washington;

Together with the southwesterly half of vacated alley adjoining said lots.

Subject legal description includes portion of the interconnecting structure built between Eklind Hall and the building adjacent to the west and the vacated alley contains portion of Annex Building.


94
4
5
8
EKLIND HALL
COLUMBIA
BOREN AVENUE

EXHIBIT C TO LEASE

Rules and Regulations

1. The sidewalk, entries, and driveways of the Project shall not be obstructed by Tenant, or any Tenant Party, or used by them for any purpose other than ingress and egress to and from the Premises.

2. Tenant shall not place any objects, including antennas, outdoor furniture, etc., in the parking areas, landscaped areas or other areas outside of its Premises, or on the roof of the Project.

3. Except for animals assisting the disabled, no animals shall be allowed in the offices, halls, or corridors in the Project.

4. Tenant shall not disturb the occupants of the Project or adjoining buildings by the use of any radio or musical instrument or by the making of loud or improper noises.

5. If Tenant desires telegraphic, telephonic or other electric connections in the Premises, Landlord or its agent will direct the electrician as to where and how the wires may be introduced; and, without such direction, no boring or cutting of wires will be permitted. Any such installation or connection shall be made at Tenant's expense.

6. Tenant shall not install or operate any steam or gas engine or boiler, or other mechanical apparatus in the Premises, except as specifically approved in the Lease. The use of oil, gas or inflammable liquids for heating, lighting or any other purpose is expressly prohibited. Explosives or other articles deemed extra hazardous shall not be brought into the Project.

7. Parking any type of recreational vehicles is specifically prohibited on or about the Project. Except for the overnight parking of operative vehicles, no vehicle of any type shall be stored in the parking areas at any time. In the event that a vehicle is disabled, it shall be removed within 48 hours. There shall be no "For Sale" or other advertising signs on or about any parked vehicle. All vehicles shall be parked in the designated parking areas in conformity with all signs and other markings. All parking will be open parking, and no reserved parking, numbering or lettering of individual spaces will be permitted except as specified by Landlord.

8. Tenant shall maintain the Premises free from rodents, insects and other pests.

9. Landlord reserves the right to exclude or expel from the Project any person who, in the judgment of Landlord, is intoxicated or under the influence of liquor or drugs or who shall in any manner do any act in violation of the Rules and Regulations of the Project.

10. Tenant shall not cause any unnecessary labor by reason of Tenant's carelessness or indifference in the preservation of good order and cleanliness. Landlord shall not be responsible to Tenant for any loss of property on the Premises, however occurring, or for any damage done to the effects of Tenant by the janitors or any other employee or person.

11. Tenant shall give Landlord prompt notice of any defects in the water, lawn sprinkler, sewage, gas pipes, electrical lights and fixtures, heating apparatus, or any other service equipment affecting the Premises.

12. Tenant shall not permit storage outside the Premises, including without limitation, outside storage of trucks and other vehicles, or dumping of waste or refuse or permit any harmful materials to be placed in any drainage system or sanitary system in or about the Premises.

13. All moveable trash receptacles provided by the trash disposal firm for the Premises must be kept in the trash enclosure areas, if any, provided for that purpose.

14. No auction, public or private, will be permitted on the Premises or the Project.

15. No awnings shall be placed over the windows in the Premises except with the prior written consent of Landlord.

16. The Premises shall not be used for lodging, sleeping or cooking or for any immoral or illegal purposes or for any purpose other than that specified in the Lease. No gaming devices shall be operated in the Premises.

17. Tenant shall ascertain from Landlord the maximum amount of electrical current which can safely be used in the Premises, taking into account the capacity of the electrical wiring in the Project and the Premises and the needs of other tenants, and shall not use more than such safe capacity. Landlord's consent to the installation of electric equipment shall not relieve Tenant from the obligation not to use more electricity than such safe capacity.

18. Tenant assumes full responsibility for protecting the Premises from theft, robbery and pilferage.

19. Tenant shall not install or operate on the Premises any machinery or mechanical devices of a nature not directly related to Tenant's ordinary use of the Premises and shall keep all such machinery free of vibration, noise and air waves which may be transmitted beyond the Premises.

EXHIBIT D TO LEASE

ACKNOWLEDGMENT OF COMMENCEMENT DATE

This **ACKNOWLEDGMENT OF COMMENCEMENT DATE** is made this _____ day of __________, 2004, between ALEXANDRIA REAL ESTATE EQUITIES, INC., a Maryland corporation (**"Landlord"**), and GLOBAL HYDROFUEL TECHNOLOGIES, a ______________ (**"Tenant"**), and is attached to and made a part of the Lease dated ___________________ (the "**Lease**"), by and between Landlord and Tenant. Any initially capitalized terms used but not defined herein shall have the meanings given them in the Lease.

Landlord and Tenant hereby acknowledge and agree, for all purposes of the Lease, that the Commencement Date of the Base Term of the Lease is __________, 2004.

IN WITNESS WHEREOF, Landlord and Tenant have executed this ACKNOWLEDGMENT OF COMMENCEMENT DATE to be effective on the date first above written.

TENANT:

GLOBAL HYDROFUEL TECHNOLOGIES,
a Canadian Corporation

By: [signature]
Its: CEO

LANDLORD:

ALEXANDRIA REAL ESTATE EQUITIES, INC., a Maryland corporation

By: ______________________________
Its: ______________________________

EXHIBIT 7.1

LIST OF MATERIAL FOREIGN PATENTS

HYDROGEN POWER INC.

Title:	Methods of Generating Hydrogen from Water
Inventor:	A.C.D. Chaklader
Patents:	Canadian patent application serial no. 2,418,823 filed on August 1, 2001 (earliest priority date of August 14, 2000) and entitled "Hydrogen Generation From Water Split Reaction", PCT publication date of February 21, 2002."

EXHIBIT 11.1

POTTER ANDERSON & CORROON LLP

1313 NORTH MARKET STREET
P.O. BOX 951
WILMINGTON, DELAWARE 19899-0951

302 984-6000
302 658-1192 FAX
www.potteranderson.com

March 23, 2004

The Board of Directors
Hydrogen Power Inc.
Suite 1010 – 1942 Westlake Avenue
Seattle, WA 98101

Re: Offering of Shares Pursuant to Regulation A of the Securities Act of 1933 (the "1933 Act")

Ladies and Gentlemen:

We have acted as special Delaware counsel to Hydrogen Power Inc., a Delaware corporation (the "Company"), in connection with the offering of up to 5,000,000 shares (the "Shares") of Common Stock, par value $0.0001 per share (the "Common Stock"), of the Company, at a price of $0.20 per share pursuant to Regulation A of the 1933 Act (the "Regulation A Offering"). In that connection, you have requested our opinion with respect to a certain matter under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For purposes of giving the opinion hereinafter set forth, we have conducted no independent factual investigation of our own, and have examined only the following documents, which you have provided to us:

(i) the Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware (the "Secretary of State") on December 17, 2003, as amended by the Certificate of Amendment of the Company as filed with the Secretary of State on March 17, 2004 (together, the "Certificate of Incorporation");

(ii) the Bylaws of the Company;

(iii) the unanimous written consent of the Board of Directors of the Company, dated March 17, 2004 (the "Consent");

(iv) a copy of the Form 1-A Offering Statement of the Company prepared in connection with the Regulation A Offering in accordance with Regulation A of the 1933 Act (the "Regulation A Offering Statement");

(v) a form of subscription agreement to be executed by subscribers for the Regulation A Offering, as attached to the Regulation A Offering Statement;

(vi) a form of stock certificate representing shares of Common Stock of the Company;

(vii) a certificate of an officer of the Company, dated March 18, 2004 (the "Officer's Certificate"); and

(viii) a certificate of good standing for the Company obtained from the Secretary of State, dated March 23, 2004.

For purposes of this opinion, we have not reviewed any documents other than the documents listed in (i) through (viii) above. In particular, we have not reviewed, and express no opinion on, any document (other than the documents listed in (i) through (viii) above) that is referred to or incorporated by reference into, the documents reviewed by us. We have assumed that there exists no provision in any document, agreement or record that we have not reviewed that bears upon or is inconsistent with or would otherwise alter the opinions stated herein.

Based upon and subject to the foregoing and further subject to the assumptions, qualifications, limitations, and exceptions set forth herein, we are of the opinion that the Shares to be issued pursuant to the Regulation A Offering have been duly authorized, and upon (a) receipt by the Company of the consideration set forth in the Consent, (b) registration of such stock issuance on the stock ledger of the Company, and (c) delivery of duly executed and completed stock certificates to the subscribers of the Shares, such Shares will be validly issued, fully paid and non-assessable shares of Common Stock of the Company under the General Corporation Law.

The opinions expressed herein are subject in all respects to the following assumptions, limitations, and qualifications:

(i) The foregoing opinions are limited to the General Corporation Law. We have not considered, and have not expressed any opinion with regard to, or as to the effect of, the Delaware Securities Act (6 Del. C. § 7301 et seq.) or the requirements of any other law, rule, or regulation, state or federal, applicable to the Company; nor have we considered or expressed any opinion regarding rules and regulations of stock exchanges or any other regulatory body.

(ii) We have assumed (i) the genuineness of all signatures on documents examined by us, (ii) the legal capacity of the officers of the Company, (iii) the authenticity of all documents submitted to us as originals, (iv) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic or other copies, and (v) that the

documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect.

(iii) We have assumed that a subscription agreement will be executed by each subscriber for Shares and that each such agreement will constitute the legal, valid and binding obligations of the parties thereto and that such agreements will be enforceable against each of the parties thereto in accordance with their respective terms.

(iv) We have assumed that each of the statements made and certified in the Officer's Certificate was true and correct when made, has at no time since being made and certified become untrue or incorrect, remains true and correct on the date hereof, and will be true and correct on the date the Company is or becomes obligated to issue the Shares pursuant to the Regulation A Offering.

(v) We have assumed that at the time the Company is or becomes obligated to issue any Shares pursuant to the Regulation A Offering (i) the Company will have adequate authorized and unissued shares of Common Stock to fulfill such obligations; and (ii) the per share purchase price for the Common Stock will equal $0.20 per share, as reflected in the Regulation A Offering Statement.

(vi) The opinions expressed in this letter are rendered as of the date hereof and are based on our understandings and assumptions as to present facts, and on the application of the General Corporation Law as the same exists on the date hereof. We assume no obligation to update or supplement this opinion letter after the date hereof with respect to any facts or circumstances that may hereafter come to our attention or to reflect any changes in the facts or law that may hereafter occur or take effect.

We understand that you wish to file this opinion as an exhibit to the Regulation A Offering Statement to be filed by the Company with respect to the offering of the Shares pursuant to the Regulation A Offering and we consent to such filing and to the inclusion of this opinion in such Regulation A Offering Statement. This opinion is rendered solely for your benefit in connection with the transactions herein described and, except as provided in the preceding sentence, may not, without our prior written consent, be furnished or quoted to any other person or entity.

Very truly yours,

Potter Anderson & Corroon LLP